        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 1998

                                 ---------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                   FORM 10/A-1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                         The Elder-Beerman Stores Corp.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


             Ohio                                         31-0271980
--------------------------------------------  ----------------------------------
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                        Identification Number)

        3155 El-Bee Road, Dayton, Ohio                       45439
--------------------------------------------  ----------------------------------
   (Address of Principal Executive Offices)                (Zip Code)

Registrant's telephone number, including area code   (937) 296-2700
                                                   -----------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
--------------------------------------------------------------------------------
                                (Title of Class)


                              Share Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                              PAGE

BUSINESS........................................................................................1
    General.....................................................................................1
    Background..................................................................................1
    Bankruptcy..................................................................................1
    Business....................................................................................2
        Business Plan and Strategy for the Company..............................................2
        Seasonality.............................................................................3

        Competition.............................................................................4

        Employees...............................................................................4

FINANCIAL INFORMATION...........................................................................5
    Selected Historical Financial Information...................................................5
    Management's Discussion and Analysis of Financial Condition and Results of Operations.......7

        Results of Operations...................................................................7
        Liquidity and Capital Resources.........................................................9


PROPERTIES......................................................................................10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..................................11

Pro Forma Ownership of  Equity Securities.......................................................11


DIRECTORS AND EXECUTIVE OFFICERS................................................................12

     Directors and Executive Officers...........................................................12
Certain Corporate Governance Matters............................................................13
    Board Committees............................................................................14


EXECUTIVE COMPENSATION..........................................................................15
    Cash Compensation Table.....................................................................16
    Existing Compensatory Plans and Agreements..................................................16
        Key Employee Retention Program..........................................................16
        Reorganization Bonus....................................................................17
        Calculation of Certain Severance and Bonus Benefits Paid to Senior Executives...........17
    New Compensatory Programs and Agreements....................................................17
        General.................................................................................17
        Equity and Performance Incentive Plan...................................................18
        Employment Agreements and the Severance Pay Plan........................................20
    Compensation Committee Interlocks and Insider Participation.................................21
    Director Compensation.......................................................................21

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................................................21

LEGAL PROCEEDINGS...............................................................................22

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED
    STOCKHOLDER MATTERS.........................................................................22
    Absence of Public Market....................................................................22

    Holders.....................................................................................23

    Dividends...................................................................................24

RECENT SALES OF UNREGISTERED SECURITIES.........................................................24




DESCRIPTION OF REGISTRANT'S SECURITIES..........................................................24

    Common Stock................................................................................24
    Transfer Agent and Registrar................................................................27
    Preferred Stock.............................................................................27

        General.................................................................................27
        New Class A Preferred Stock.............................................................28

        New Class B Preferred Stock.............................................................28
        New Class C Preferred Stock.............................................................28
    New Warrants................................................................................28
    Future Issuances of Stock...................................................................28
    Share Purchase Rights Agreement.............................................................28

INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................................................30
    Existing Indemnification Obligations........................................................30
    Treatment of Indemnification Obligations Under the Plan.....................................30
    New Indemnification Agreements..............................................................31

FINANCIAL STATEMENTS............................................................................31

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL ......................31

FINANCIAL STATEMENTS AND EXHIBITS...............................................................32
    Financial Statements........................................................................32
    Exhibits....................................................................................33

SIGNATURES......................................................................................34

                                    BUSINESS

         This Registration Statement contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's future results, performance, or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements for various reasons, including, among other factors, competition, consumer demand and confidence, the availability and mix of store-level inventory, weather that affects consumer traffic and general economic conditions.

GENERAL


         The Elder-Beerman Stores Corp. ("Elder-Beerman" or the "Company"; except where the context otherwise requires, references to the "Company" refer to Elder-Beerman and its subsidiaries, as described below) operates department stores that sell a wide range of moderate to better brand merchandise, including women's, men's, and children's apparel and accessories, cosmetics, home furnishings, and other consumer goods. In addition, the Company owns a specialty shoe store chain and a private label credit card program through its wholly-owned subsidiaries, The Bee-Gee Shoe Corp. ("Bee-Gee") and The El-Bee Chargit Corp. ("Chargit"), respectively. Elder-Beerman operates approximately 50 stores, principally in smaller Midwestern markets in Ohio, Indiana, Illinois, Michigan, Wisconsin, Kentucky, and West Virginia, and Bee-Gee operates 61 stores (51 shoe outlets and 10 Shoebilee! stores), principally in smaller Midwestern markets in Ohio, Indiana, Illinois, Michigan, Pennsylvania, Virginia and West Virginia. See "Properties." The Company's operations are diversified by size of store, merchandising character, and character of the community served. The Company seeks to satisfy the merchandising needs of its geographic markets, serving customers of all ages with varied interests and incomes.

         The Company's historical competitive advantage is its niche in medium and small size cities, and in many cases, Elder-Beerman is the dominant supplier of moderate to better brands of soft goods (e.g., Liz Claiborne, Estee Lauder, Tommy Hilfiger, Polo, Guess) in such markets. In many of these cities, there is only one shopping mall, and the Company is a main department store anchor along with J.C. Penney, Sears, or a discount retailer such as Kmart. These other anchors generally supply moderate private label goods, which typically complement the Company's merchandise. The Company's strong metropolitan rivals have tended to bypass smaller Midwestern cities, leaving Elder-Beerman as the dominant department store in these smaller markets.


BACKGROUND

         Elder-Beerman and its predecessors have been operating department stores since 1883. Historically, the Company's underlying strategy had been to manage the bottom-line through an aggressive approach to (a) containing operating costs, (b) enhancing gross profit percentages within its "moderate to better" brand merchandise, and (c) expanding its presence from a single store city retailer into a regional retailer. This strategy enabled the Company to experience steady sales growth and consistent earnings results beginning in the mid-1960s and continuing into the early 1990s. During 1992 and through 1994, the Company undertook a new and high volume merchandising strategy. During 1995, it became apparent that this strategy had a negative impact on the Company's financial position, and the Company entered into negotiations with its lenders for a plan to provide additional liquidity. Such negotiations ultimately were unsuccessful. In addition, as the need for working capital to fund increased inventory purchases for the holiday season drew closer, Elder-Beerman's suppliers began to show concerns about further extensions of trade credit to the Company in the wake of other bankruptcies in the retail industry. The Company was faced with an absence of working capital financing and the prospect of being unable to secure inventory for the 1995 Christmas season.

BANKRUPTCY


         On October 17, 1995 (the "Petition Date"), Elder-Beerman and its subsidiaries, Chargit, Bee-Gee, Margo's LaMode, Inc. ("Margo's"), McCook Wholesale Corp. ("McCook"), E-B Community Urban Redevelopment Corp. ("E-B"), and EBA, Inc. ("EBA") (collectively, the "Old Elder-Beerman Companies"), filed voluntary petitions for relief (the "Reorganization Cases") under chapter 11 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), with the United States Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Court"). The Old Elder-Beerman Companies filed their proposed joint plan of reorganization with the Bankruptcy Court on August 6, 1997, their amended joint plan of reorganization on October 16, 1997, their second amended joint plan of reorganization on November 7, 1997 and their third amended joint plan of reorganization on November 18, 1997 (the "Plan"). The Plan was confirmed at a hearing before the Bankruptcy Court on December 15, 1997 (the "Confirmation Date"), and became effective on December 30, 1997, (the "Effective Date").

         The Plan will result in a significant reduction in the total indebtedness of the Company. More specifically, the Plan provides for, among other things: (i) the cancellation of certain indebtedness in exchange for cash, conveyances of collateral and/or new equity interests; (ii) the discharge of certain prepetition intercompany claims; (iii) the settlement of certain contingent claims and mutual releases among the Old Elder-Beerman Companies and other persons or entities (including certain affiliated persons or entities);
(iv) the assumption or rejection of executory contracts and unexpired leases to which any Old Elder-Beerman Company was a party; (v) the merger of Elder-Beerman's subsidiaries, other than Bee-Gee and Chargit, with and into Elder-Beerman, with Elder-Beerman being the surviving entity; and (vi) the selection of the Company's board of directors.

         Additionally, under the terms of the Plan, holders of allowed general unsecured claims against the Old Elder-Beerman Companies other than Margo's (collectively, the "General Unsecured Creditors"), including The Elder-Beerman Stores Corp. Profit Sharing and Stock Ownership Plan (the "ESOP"), will receive a pro rata share of a cash distribution amount and a pro rata share of approximately 99% of the shares of the Company's common stock, without par value, (the "Common Stock") distributed pursuant to the Plan. The ESOP will receive, on account of its claims, which were estimated to total approximately $13 million, 5.25% of the distributions made to the General Unsecured Creditors. Furthermore, Beerman-Peal Holdings, Inc. ("Beerman-Peal") will receive, in full satisfaction of certain of its allowed interests: (a) 124,036 shares of Common Stock, (b) warrants to be issued by the Company to purchase up to 2% of the outstanding Common Stock, which will have a strike price set to reflect a total equity value for the reorganized Company of approximately $160 million (the "New Series A Warrants"), and (c) warrants to be issued by the Company to purchase up to 3% of the outstanding Common Stock, which will have a strike price set to reflect a total equity value for the reorganized Company of approximately $185 million (the "New Series B Warrants"). All securities issued pursuant to the Plan will be issued by Elder-Beerman. Substantially all of the Common Stock and other securities of Elder-Beerman will be owned by prepetition creditors and prepetition equity holders of the Old Elder-Beerman Companies. Distributions of Common Stock pursuant to the Plan are subject to dilution from issuance of the amount of stock and stock options to be awarded to employees under the Company's Equity and Performance Incentive Plan (the "Incentive Plan"). See "Executive Compensation -- New Compensatory Programs and Agreements -- Equity and Performance Incentive Plan." Holders of allowed general unsecured claims against Margo's will receive a pro rata share of approximately $2.5 million.


BUSINESS


         The Company sells a wide range of merchandise, including women's, men's, and children's apparel and accessories, cosmetics, home furnishings, and other consumer goods. In addition, as discussed above the Company owns a specialty shoe store chain and a private label credit card program through its wholly-owned subsidiaries, Bee-Gee and Chargit, respectively. The Company's historical competitive advantage is its niche in medium and small size cities, and in many cases, Elder-Beerman is the dominant supplier of moderate to better brands of soft goods (e.g., Liz Claiborne, Estee Lauder, Tommy Hilfiger, Polo, Guess) in such markets. In many of these cities, there is only one shopping mall, and the Company is a main department store anchor along with J.C. Penney, Sears, or a discount retailer such as Kmart. These other anchors generally supply moderate private label goods, which typically complement the Company's more upscale merchandise. The Company's strong metropolitan rivals have tended to bypass smaller Midwestern cities, leaving Elder-Beerman as the dominant department store in these smaller markets.


         BUSINESS PLAN AND STRATEGY FOR THE COMPANY

         The Company expects its business strategy will continue to be to improve profitability by focusing on a more productive core department store business, primarily in Dayton, Ohio and smaller communities in the Midwest, by seeking to be the dominant destination retailer for fashion apparel, accessories, cosmetics, shoes, and home accessories for the entire family, while continuing its tradition of providing strong customer service in key product areas. In addition, the Company and Bee-Gee aggressively use technology and business process changes to reduce operating costs and improve operating performance through productivity gains.

         The Company's long-term business plan (the "Business Plan") is designed to accomplish these objectives by (a) focusing on its traditional strengths as the major retailer in its markets; (b) emphasizing major supplier partnerships to improve sales and margins while improving supply chain integration and efficiencies; (c) competing with traditional department store competitors through emphasis on customer service, timely and broad product assortments, and competitive pricing and promotions in appropriate markets and product areas; (d) competing with moderate department stores and discounters through merchandise breadth and advantages in branded and gift areas; (e) focusing price/product competition in key basic merchandising areas; and (f) leveraging technology to create a selling culture with "customer-focused" stores, to develop and execute customer and market specific marketing programs, and to distribute, price, and promote goods by market.

         Merchandising Strategy. The Company carries a broad assortment of goods to provide fashion, selection, and variety usually found in better leading department stores that feature better merchandise brands. Although all stores stock identical core assortments, specific types of goods are distributed to stores based on the particular characteristic of the local market. The Company emphasizes "signature" areas critical to its image in its niche market, as a primary destination for fashion apparel and gifts. The Company also seeks to increase penetration of its private label credit card program through a combination of efforts intended to increase the use of cards by existing Elder-Beerman credit card customers, either through incremental sales or shifting sales from other credit cards and other retailers, and attracting new cardholders. In addition, through continued efforts to develop a partnership with its most significant vendors, the Company is (a) pursuing automated replenishment of basic stock to increase sales and reduce basic inventories and
(b) using technology and focused merchandising and distribution to reduce material handling costs and increase speed in moving stock from the vendor to the selling floor. The Company is implementing certain technological advances and an enhanced sales training program to aid in the restructuring of its competitive pricing strategies in key areas toward a more "value price" image.

         Expansion Strategy. The Company is implementing a controlled expansion of new stores with market characteristics consistent with current stores. The Company believes that sufficient new locations are available in strategic markets within the Company's current area of operations to support such an expansion. In addition, the Company believes that opportunities exist to expand approximately 10 existing stores where current space constraints prevent adequate presentation of certain core merchandise departments.

         Information Systems Strategy. The Company is enhancing its management information systems, through capital investment and training programs, to (a) improve the data integrity of financial and merchandise systems; (b) reduce administrative costs through automation and elimination of paperwork and redundant controls; (c) utilize Electronic Data Interchange and other industry standards to increase "floor ready" merchandise receipts; (d) eliminate paperwork through automatic invoice processing; and (e) improve merchandise analysis and decision making.

         Store Operations Strategy. The Company is enhancing its customer service image and creating a customer-oriented store environment by (a) eliminating nonselling activities from stores; (b) using training and recruiting practices to instill a culture of customer helpfulness and responsiveness; (c) developing tools and training to enhance selling skills and awareness; (d) implementing selling productivity measurement and compensation systems directed at encouraging selling activities and results; and (e) reducing store expenses through increased use of technology and improved controls.

         Human Resource Strategy. The Company is implementing a senior management and executive compensation program in order to attract, retain, and provide incentives to the best associates in its markets. The Company seeks associates with exceptional knowledge, skills, education, and experience required for their positions and compensates them with a focus on rewarding productivity. Continued development of associates is accomplished through a comprehensive core training program and special courses to address leadership, supervisory management, and creative problem-solving. Overall, the Company strives to create an environment that focuses on fostering team work, expanding quality communication, satisfying customers, and enhancing profits.

         SEASONALITY

         The department store business is seasonal, with a high proportion of sales and operating income generated in November and December. Working capital requirements fluctuate during the year, increasing somewhat in mid-summer in anticipation of the fall merchandising season and increasing substantially prior to the holiday season when the Company must carry significantly higher inventory levels. Consumer spending in the peak retail season may be affected by many factors outside the Company's control including competition, consumer demand and confidence, weather that affects consumer traffic and general economic conditions. A failure to generate substantial holiday season sales could have a material adverse effect on the Company.

         COMPETITION

         The retail industry, in general, and the department store and shoe store businesses, in particular, are intensely competitive. Generally, the Elder-Beerman department stores and Bee-Gee family shoe stores are in competition not only with other department stores and family shoe stores, respectively, in the geographic areas in which they operate, but also with numerous other types of retail outlets, including specialty stores, general merchandise stores, off-price and discount stores, and manufacturer outlets. Some of the retailers with which the Company competes have substantially greater financial resources than the Company and may have other competitive advantages over the Company.

         EMPLOYEES


         On December 31, 1997, the Company had approximately 7,600 regular and part-time employees, 7,200 of which are employed by Elder-Beerman's department stores. Because of the seasonal nature of the retail business, the number of employees rises to a peak in the holiday season. The Company's management considers its relations with employees to be satisfactory.

                              FINANCIAL INFORMATION

SELECTED HISTORICAL FINANCIAL INFORMATION

         The following table sets forth various selected financial information for the Company as of and for the fiscal years ended February 1, 1997, February 3, 1996, January 28, 1995, January 29, 1994, and January 30, 1993 and the 39-week periods ended November 1, 1997 and November 2, 1996. Such selected consolidated financial information should be read in conjunction with the audited and unaudited historical consolidated financial statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this Registration Statement.



                                39 WEEKS ENDED                                     FISCAL YEAR ENDED

                           NOV 1, 1997  NOV 2, 1996    FEB 1, 1997  FEB 3, 1996 (a)  JAN 28, 1995  JAN 29, 1994  JAN 30, 1993
                           -----------  -----------    -----------  -----------      ------------  ------------  ------------
                             DOLLARS IN THOUSANDS                                DOLLARS IN THOUSANDS
                            (EXCEPT PER SHARE DATA)                             (EXCEPT PER SHARE DATA)

CONSOLIDATED
STATEMENT OF
OPERATIONS DATA

Total Revenues              $ 405,980     $ 398,685     $ 597,008     $ 608,931     $   647,326     $   633,936     $   598,318

Income/(Loss) Before
Reorganization Items and
Income Tax Expense
(Benefit)                         593          (635)       11,579       (33,631)         (4,590)         23,194          18,519
Reorganization Items           12,850        12,339        23,648        19,711            --              --              --

Income/(Loss) Before
Discontinued Operations
(b)(c)                        (12,257)      (12,974)      (12,429)      (51,010)         (2,064)         14,884          11,552
Net Income/(Loss)           $ (12,257)    $ (12,974)    $ (12,429)    $ (63,286)    $   (13,355)    $    15,865     $     9,592

Earnings/(Loss) Per
Common Share:

   Continuing
   Operations               $   (1.88)    $   (1.99)    $   (1.90)    $ (7.83)      $     (0.32)    $      2.26     $      1.77

   Preferred Stock
   Dividend                      --            --            --            --             (0.14)           0.15           (0.30)

   Discontinued
   Operations                    --            --            --           (1.89)          (1.73)          (0.14)          (0.11)
                            ---------     ---------     ---------     ---------     -----------     -----------     -----------
      Net Earnings/
      (Loss)                $   (1.88)    $   (1.99)    $   (1.90)    $   (9.72)    $     (2.19)         $ 2.27      $     1.36
                            =========     =========     =========     =========     ===========     ===========     ===========


Cash Dividends Per Share Paid:


   Common                   $   --        $  --         $   --        $ --          $      0.22     $      0.20      $    0.11

   Preferred                $   --        $  --         $   --        $ --          $      1.39     $      1.39      $    1.34



                            39 WEEKS ENDED                                      FISCAL YEAR ENDED
                       ------------------------       ----------------------------------------------------------------------
                       NOV 1, 1997  NOV 2, 1996       FEB 1, 1997  FEB 3, 1996 (a) JAN 28, 1995  JAN 29, 1994  JAN 30, 1993
                       -----------  -----------       -----------  ----------------------------  ------------  ------------

                         DOLLARS IN THOUSANDS                                DOLLARS IN THOUSANDS
                       (EXCEPT PER SHARE DATA)                             (EXCEPT PER SHARE DATA)

BALANCE SHEET
DATA

Total Assets            $  421,998    $ 413,298       $  365,141     $   367,069  $   267,822  $   285,996   $ 261,781

Short Term Debt             89,410       87,982           57,931          50,100        6,221           --      42,619

Liabilities Subject to
   Compromise              232,454      224,205          231,675         229,409           --           --          --

Long-Term Obligations        5,744        5,689            5,669           3,100      109,487      108,010      63,833

OTHER DATA

Sales Increase/(Decrease)
From Prior Period              2.0%        (4.0%)           (3.5%)          (6.5%)        1.8%         5.6%        9.3%

Dept. Store Comp. Sales        3.9%        (2.7%)           (1.2%)          (8.4%)       (3.8%)        0.6%        7.0%
Inc./(Dec.) From Prior
Period(d)


----------

NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION:

         (a) Fiscal Year ended February 3, 1996 included 53 weeks as compared to 52 weeks for each of the other fiscal years shown.

         (b) The financial information for Margo's is included in discontinued operations for all period.

         (c) The financial information for Bee-Gee is included as part of continuing operations for all periods except for the initial reserve for discontinued operations that was recorded in fiscal 1994 and the subsequent reversal recorded in fiscal
                  1995.

         (d) Comparable store sales include only those department stores that operated during the applicable full fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is a discussion of the financial condition and results of operations of the Company for the 39-week periods ending November 1, 1997 and November 2, 1996, and for the 52-weeks ending February 1, 1997 ("Fiscal 1996"), 53-weeks ending February 3, 1996 ("Fiscal 1995"), and 52-weeks ending January 28, 1995 ("Fiscal 1994"). The Company's fiscal year ends on the Saturday closest to January 31. The discussion and analysis which follows are based upon and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Registration Statement.

         RESULTS OF OPERATIONS

         39-Weeks Ending November 1, 1997 Compared to the 39-Weeks Ending November 2, 1996

         Net sales for the 39-weeks ending November 1, 1997 increased by 2.0% to $386.2 million from $378.7 million for the 39-weeks ending November 2, 1996. The increase is due to a 3.9% comparative store sales increase for the department store division. The Company closed the outlet section of the downtown Dayton, Ohio department store, the Fairborn, Ohio furniture store, and the outlet section of the Hamilton, Ohio department store, which contributed a combined total of approximately $3.5 million in sales, for the 39-weeks ending November 2, 1996 that were absent in the 39-weeks ending November 1, 1997. The Company's business is subject to seasonal fluctuations. Approximately one-third of the Company's annual sales occur in the fourth quarter (i.e., November - January), as well as a majority of the Company's profits.

         Financing revenue from the Company's private label credit card for the 39-weeks ending November 1, 1997 decreased by 1.0% to $19.8 million from $20.0 million for the 39-weeks ending November 2, 1996. The decline is due to a 4.0% decrease in sales attributed to the Company's private credit card, and a resulting decline in the outstanding customer accounts receivable. The decline in finance charges due to outstanding customer accounts receivable has been largely offset by an increase in late fees charged.

         Cost of goods sold, occupancy, and buying expenses increased to 73.3% of net sales for the 39-weeks ending November 1, 1997 from 72.2% of net sales for the 39-weeks ending November 2, 1996. This increase is due to $5.9 million in excess mark-downs in cost of goods sold, due to store closings in the 39-weeks ending November 1, 1997. This increase is partially offset by an increase in the initial rate of mark-up on goods sold.


         Selling, general, and administrative, expenses decreased by $4.5 million to $113.5 million for the 39-weeks ending November 1, 1997 from $118.0 million for the 39-weeks ending November 2, 1996. This improvement is primarily due to a reduction in payroll and suspension of ongoing payments on certain computer leases resulting from settlements with the lessors in which such lessors received claims in the Reorganization Cases, offset partially by an increase in sales promotion expense. In addition, for the key-employee retention bonus program $1.5 million has been expensed for the 39-weeks ending November 1, 1997 compared to $2.8 million for the 39-weeks ending November 2, 1996. The decline is due to an increase in the profit threshold to which such bonus is tied.


         Provision for doubtful accounts remains the same at 1.1% of net sales for both the 39-weeks ending November 2, 1997 and the 39-weeks ending November 2, 1996, which is consistent with the sales attributed to the Company's private credit card.

         Interest expense increased to $4.6 million for the 39-weeks ending November 2, 1997 from $3.8 million for the 39-weeks ending November 1, 1996. The Company has certain interest rate swap agreements and is required to make adjustments to market value. For the 39-weeks ending November 1, 1997, the swap adjustment to market resulted in an expense of $0.6 million compared to income of $0.8 million in the prior period.

         Reorganization items increased by $0.6 million to $12.9 million for the 39-weeks ending November 1, 1997 from $12.3 million for the 39-weeks ending November 2, 1996. The increase is primarily due to a $2.0 million increase in professional fees partially offset by a $1.6 million reduction in financing cost expense.

         Income taxes were zero for both periods as no tax benefit was recorded due to valuation allowances.

         Fiscal 1996 Compared to Fiscal 1995

         Net sales for Fiscal 1996 decreased 3.5% to $569.6 million from $590.0 million for Fiscal 1995. Fiscal 1995 contains 53 weeks and contained approximately $4.6 million in net sales for the extra week. The department store division comparative store sales for Fiscal 1996 and the first 52-weeks of Fiscal 1995 decreased approximately 0.4%. In Fiscal 1995 two department stores were closed and two new department stores were opened. In addition, the Bee-Gee shoe division closed 11 El-Bee shoe outlet stores in Fiscal 1996.

         Financing revenue for Fiscal 1996 increased by $8.6 million to $27.5 million from $18.9 million in Fiscal 1995. In Fiscal 1995, prior to the Petition Date, the Company maintained a financing facility through the sale ("securitization") of customer accounts receivable. With the filing of bankruptcy the securitization facility was canceled. In fiscal 1995 gross financing revenue was reduced by $5.9 million of securitization expense.

         Cost of goods sold, occupancy, and buying decreased from 77.5% of net sales in Fiscal 1995 to 72.0% of net sales in Fiscal 1996. This improvement is attributable to a significant increase in the initial rate of mark-up on goods sold coupled with a significant decrease in the mark-down rate for Fiscal 1996 compared to Fiscal 1995. In Fiscal 1995, increased markdowns were taken to clear excess inventories. In Fiscal 1996, the LIFO inventory valuation adjustment reduced cost of goods sold by $1.9 million compared to an increase in cost of goods sold of $0.8 million in Fiscal 1995.


         Selling, general, and administrative expenses, including key employee performance bonus plan expense, hiring and recruiting expenses for new executives, and other income, decreased by $7.8 million to $162.2 million, or 28.5% of net sales, in Fiscal 1996, compared to $170.0 million, or 28.8% of net sales, in Fiscal 1995. In Fiscal 1996 through expense reduction programs, the Company was able to reduce expenses in a significant number of expense categories, particularly in the areas of data processing and sales promotion, which was partially offset by implementation in Fiscal 1996 of a key employee retention bonus program and hiring and recruiting expenses. Other income for Fiscal 1996 relates to mark-to-market adjustments in interest rate swaps.


         Provision for doubtful accounts increased $0.8 million to $6.7 million, or 1.2% of net sales, in Fiscal 1996, compared to $5.9 million, or 1.0% of net sales, in Fiscal 1995. This increase is primarily the result of an increase in customer personal bankruptcy filings.

         Interest expense decreased $3.1 million to $6.5 million, or 1.1% of net sales, in Fiscal 1996, compared to $9.6 million, or 1.6% of net sales, in Fiscal 1995. After the Petition Date, the primary method of financing was through a Debtor-in-Possession ("DIP") short-term financing agreement. The required financing through the DIP after the Petition Date was significantly less than the long-term and short-term debt outstanding prior to the Petition Date, resulting in substantially less interest expense for Fiscal 1996; however, this benefit was partially offset with higher interest rates associated with the DIP financing.

         Reorganization expense increased $3.9 million to $23.6 million in Fiscal 1996 compared to $19.7 million in Fiscal 1995. Professional fees in Fiscal 1996 were $5.0 million higher than Fiscal 1995 because the bankruptcy filing occurred in October 1995. Other major differences include an expense of $7.5 million for equipment lease settlements in Fiscal 1996 that was not in Fiscal 1995, restructuring expenses that were $4.4 million less in Fiscal 1996, and an expense in Fiscal 1995 of $5.0 million for the market value adjustment of interest rate swaps.

         Income tax expense (benefit) for Fiscal 1996 was an expense of $0.4 million, compared to a benefit of $2.3 million in Fiscal 1995. The tax provision for Fiscal 1996 is for state and local taxes only, no federal tax benefit is recorded due to a valuation allowance. Fiscal 1995's tax benefit includes the carryback of net operating losses for a refund of prior tax paid net of state and local taxes paid, and was also subject to a valuation allowance.

         Discontinued operations for Fiscal 1996 was zero compared to $12.3 million for Fiscal 1995. Fiscal 1995's expense relates to an additional reserve for the disposing of the Margo's subsidiary, and reversal of the reserve for discontinued operations set up for Bee-Gee in Fiscal 1994, as the Company had decided to retain Bee-Gee as a continuing operation in Fiscal 1995. The Margo's disposal was completed in January 1996 (i.e., Fiscal 1995).

         Fiscal 1995 Compared to Fiscal 1994

          Net sales for Fiscal 1995 decreased by 6.5% to $590.0 million from $631.1 million in Fiscal 1994. The decrease occurred primarily from October 1995 through January 1996, when sales for the department stores decreased 9.7% compared to the same period the previous year. This was due to a slow-down in the receipt of goods from vendors as a result of the Company filing for bankruptcy protection in October 1995. Also, El-Bee shoe outlet sales declined 5.0% for the year, primarily as a result of closing 44 unprofitable stores. The department store division opened two new stores in Fiscal 1994 and two new stores in Fiscal 1995 (prior to filing for bankruptcy protection), and closed three stores in Fiscal 1994 and closed two stores in Fiscal 1995. Also, Fiscal 1995 contains 53 weeks and contained approximately $4.6 million in net sales for the extra week.

         Financing revenue from the Company's private label credit card for Fiscal 1995 increased by $2.7 million to $18.9 million, from $16.2 million in Fiscal 1994. This 16.6% increase in revenue is primarily due to an increase in the average monthly outstanding balance of customer accounts receivable, due to a change in mid-1994 decreasing the minimum monthly payment required to 5% of their account balance from 10%.

         Cost of goods sold, occupancy, and buying expense as a percent of net sales increased to 77.5% in Fiscal 1995 from 74.0% in Fiscal 1994. This increase is primarily the result of increased mark-downs taken to clear excess inventories and the write-off of obsolete computer systems.

         Selling, general, and administrative, expenses decreased by $1.8 million to $170.0 million, or 28.8% of net sales, in Fiscal 1995 compared to $171.8 million, or 27.2% of net sales, in Fiscal 1994. The expense reduction was caused primarily by a reduction in store related payrolls as a result in the sales decline, and no employee pension expense because the Company was not profitable.

         Provision for doubtful accounts increased by $2.4 million to $5.9 million, or 1.0% of net sales, in Fiscal 1995 compared to $3.5 million, or 0.5% of net sales in Fiscal 1994. This increase is primarily the result of an increase in regular write-offs and customer personal bankruptcy filings.

         Interest expense in Fiscal 1995 deceased by $0.3 million compared to Fiscal 1994. The decrease was due to decreased borrowings after the Petition Date. However, this benefit of reduced debt was partially offset with higher interest rates associated with the DIP financing.

         Reorganization expense was $19.7 million in Fiscal 1995. Items included as part of this expense are professional fees, restructuring expense primarily due to store closings, the write-off of pre-bankruptcy loan costs, fee amortization expense for DIP loans, and an expense for the market value adjustment of interest rate swaps.

         Income tax expense (benefit) for Fiscal 1995 was a benefit of $2.3 million, which includes the carryback of net operating losses for a refund of prior tax paid, net of state and local taxes paid, and was subject to a valuation allowance. Fiscal 1994's tax benefit of $2.5 million was disproportionate to the effective tax rate principally because of tax credits and other adjustments.

         Discontinued operations reflects the estimates of the costs to be incurred in disposing of the Margo's subsidiary for Fiscal 1995 and Fiscal 1994, as well as a reserve for Bee-Gee Shoes in Fiscal 1994 which was reversed in Fiscal 1995. The costs include losses incurred in liquidating all Margo's assets, as well as terminated lease costs.

         LIQUIDITY AND CAPITAL RESOURCES


         Prior to the filing for bankruptcy protection in October 1995, the Company's primary sources of funds were cash flow from operations and borrowings under various debt agreements and during the Reorganization Cases were cash flow from operations and a debtor-in-possession Credit Agreement.

         After the Effective Date, the Company's principal sources of funds are cash flow from operations, borrowings under the New Revolving Credit Facility and New Receivable Securitization Facility ("New Credit Facilities"). The Company's primary ongoing cash requirements are to fund debt service, make capital expenditures, and finance working capital. The Company believes that it will generate sufficient cash flow from operations, as supplemented by its available borrowings under the New Credit Facilities, to meet anticipated working capital and capital expenditure requirements as well as debt service requirements under the New Credit Facilities.

         The New Revolving Credit Facility with Citicorp USA, Inc., as the Agent, and Citicorp Securities, Inc., as the Arranger, provides for revolving credit loans of up to $125.0 million for seasonal working capital purposes (including a $20.0 million letter of credit subfacility). The borrowing base used in determining the aggregate availability for loans and other extensions of credit under the New Revolving Credit Facility is equal to (a) up to 95% of cash and (b) eligible finished-goods inventory as follows: January-April, up to 60%; May-July, up to 50%; August-October, up to 60%; and November-December, up to 65%, less such reserves as the Arranger deems appropriate.

         The New Receivable Securitization Facility established with Citibank, N.A. provides that a master trust established by the Company will issue up to $125 million of asset-backed certificates in three separate classes to finance purchase of revolving consumer credit card receivables generated by the Company's department store operations. All of these certificates will represent undivided interests in the assets of the master trust. The master trust will hold all revolving credit card receivables arising from private-label credit cards of the Company.


         The Company's capital expenditures for Fiscal 1996 were $4.8 million, which were primarily attributable to stores. The Company presently anticipates that capital expenditures aggregating approximately $22.4 million will be made in Fiscal 1997, of which $6.2 million relates primarily to data processing and the remaining $16.2 million will be attributable to store maintenance, remodeling, and expansions. The Company is reviewing its exposure to the computer software problems associated with the year 2000, and believes that the costs associated with correcting the remaining issues will not be material.


         The Company has implemented a key employee retention program, which includes severance payments and bonus payments. Under this program, expenses of $2.2 million and $4.5 million were recognized in the thirty-nine weeks ended November 1, 1997 and November 2, 1996, respectively. Expenses of $6.8 million and $0.5 million were recorded in fiscal 1996 and 1995, respectively. A reorganization bonus will also be paid to certain employees upon the substantial consummation of a consensual plan of reorganization. Expenses related to the reorganization bonus of approximately $2.0 million are expected to be recorded in the fourth quarter of fiscal 1997. No amounts have been paid or accrued related to the reorganization bonus as of November 1, 1997. A key component of the Company's post-emergence business plan is the implementation of new compensatory programs and agreements. These compensatory arrangements are expected to have no material impact on the operations and liquidity of the Company.



                                   PROPERTIES

         The following table sets forth certain information with respect to Elder-Beerman's department store operations and Bee-Gee's shoe store operations, based on operating data as of February 1, 1997, the end of Elder-Beerman's and Bee-Gee's most recently completed fiscal year:



                                                                 SALES FOR FISCAL YEAR
                            NUMBER    GROSS SQUARE FOOTAGE      ENDED FEBRUARY 1, 1997
            UNIT           OF STORES     (IN THOUSANDS)              (IN MILLIONS)
------------------------   ---------  --------------------      -----------------------
Elder-Beerman department      52            4,557.1                 $ 535,581.3
store operations
Bee-Gee shoe store            68              277.5                 $  33,975.5
operations

         Elder-Beerman currently operates approximately 50 stores, principally in smaller Midwestern markets in Ohio, Indiana, Illinois, Michigan, Wisconsin, Kentucky, and West Virginia, and Bee-Gee operates 61 stores (51 shoe outlets and 10 Shoebilee! stores), principally in smaller Midwestern markets in Ohio, Indiana, Illinois, Michigan, Pennsylvania, Virginia and West Virginia. Substantially all of the Company's stores are leased properties. The Company owns, subject to a mortgage, the 302,570 square foot office/warehouse facility located in Dayton, Ohio, which serves as its principal executive offices. The Company also has a 20% limited partnership interest in a partnership that owns a 300,000 square foot distribution center located in Fairborn, Ohio.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT







PRO FORMA OWNERSHIP OF  EQUITY SECURITIES

         The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of January 15, 1998 by (i) each person who owns beneficially more than 5% of Common Stock of the Company to the extent known to management, (ii) each executive officer and director of the Company, and (iii) all directors and executive officers, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.



                                                             Number     Percent
             Beneficial Owner*             Title of Class of Shares     of Class
------------------------------------------ -------------- ----------- ----------
Stewart M. Kasen                            Common Stock        1,300      *
Steve C. Mason                              Common Stock        1,300      *
Frederick J. Mershad                        Common Stock       47,087      *
John A. Muskovich                           Common Stock       30,606      *
Thomas J. Noonan                            Common Stock        1,300      *
Bernard Olsoff                              Common Stock        1,300      *
Jack A. Staph                               Common Stock        1,300      *
Jack J. Wiesner                             Common Stock        1,300      *
Herbert O. Glaser(1)                             *             30,962(1)   *
Max Gutmann(2)                                   *             36,970(2)   *
Maxwell B. McArthur(3)                          --                 --     --
Leonard B. Peal(4)                               *                  *      *
All directors and executive officers as a   Common Stock      153,425      *
group   (12 persons)

----------

* Because the Common Stock will not be issued until after the effective date of this Registration Statement and because issuance is based on the allowed claims in the Reorganization Cases and other variables contained in the Plan, Elder-Beerman is unable to determine, prior to such time, the information required to be disclosed herein other than as set forth above, including, without limitation, whether any person will own 5% or more of the Common Stock and the percentage of outstanding Common Stock that will be held by any person as of such date or the number of shares Messrs. Glaser, Gutmann, and Peal will beneficially own on account of their claims or interests in the Reorganization Cases. Elder-Beerman will make such information publicly available through an appropriate filing with the Securities and Exchange Commission (the "SEC") once such information becomes available.

1        Effective August 1997, Mr. Glaser is no longer employed by the Company.
         The 30,962 shares represent those shares that were issued to Mr.
         Glaser pursuant to the Reorganization Bonus Order (as defined herein).
         The Company expects that Mr. Glaser will receive additional shares on account of his claims in the Reorganization Cases. As described above, the Company is currently unable to determine the number of such additional shares.

2 As of the Effective Date, Mr. Gutmann is no longer employed by the Company. The 36,970 shares represent those shares that were issued to Mr. Gutmann pursuant to the Reorganization Bonus Order (as defined herein). The Company expects that Mr. Gutmann will receive additional shares on account of his claims in the Reorganization Cases. As described above, the Company is currently unable to determine the number of such additional shares.

3        Effective May 31, 1997, Mr. McArthur is no longer employed by the
         Company.

4        Effective February 28, 1997, Mr. Peal is no longer employed by the
         Company.

                        DIRECTORS AND EXECUTIVE OFFICERS


 Directors and Executive Officers

         The following table sets forth information regarding those persons currently serving as the executive officers and directors of the Company. Certain biographical information regarding each of the Company's current directors and executive officers is described below the table.



         Name             Age                     Position
----------------------   ----  -------------------------------------------------

Frederick J. Mershad      54   Chairman of the Board and Chief Executive Officer
John A. Muskovich         50   President, Chief Operating Officer, Chief
                               Financial Officer and Director
James M. Zamberlan        51   Executive Vice President, Stores
Steven D. Lipton          46   Senior Vice President, Controller
Perry J. Schiller         39   Senior Vice President and Treasurer
Scott J. Davido, Esq      36   Senior Vice President, General Counsel, and
                               Secretary
Stewart M. Kasen    .     58   Director
Steve C. Mason            62   Director
Thomas J. Noonan          58   Director
Bernard Olsoff            68   Director
Jack A. Staph             52   Director
John J. Wiesner           59   Director

         Frederick J. Mershad has served as Chairman of the Board and Chief Executive Officer since December 1997 and as President and Chief Executive Officer of Elder-Beerman since January 1997. Prior to this time, Mr. Mershad served as President and Chief Executive Officer of the Proffitt's division of Proffitt's, Inc. ("Proffitt's") from February 1995 to December 1996; Executive Vice President, Merchandising Stores for Proffitt's from May 1994 to January 1995; Senior Vice President, General Merchandise Manager, Home Store for Rich's Department Store, Inc. from August 1993 to May 1994; and Executive Vice President, Merchandising and Marketing of the McRae's Department Stores division of Proffitt's from June 1990 to August 1993.

         John A. Muskovich has served as President, Chief Operating Officer, Chief Financial Officer and Director of Elder-Beerman since December 1997 and served as Executive Vice President of Administration of Elder-Beerman since February 1996. Prior to this time, Mr. Muskovich served in the Business Administration Group for Kmart Corp. from September 1995 to February 1996; President of the Federated Claims Services Group with Federated Department Stores, Inc. ("Federated") from February 1992 to August 1995; Vice President of Benefits of Federated from 1994 to 1995; and Vice President, Corporate Controller of Federated from 1988 to 1992.

         James M. Zamberlan has served as Executive Vice President, Stores of Elder-Beerman since July 1997. Prior to this time, Mr. Zamberlan served as Executive Vice President of Stores for Bradlee's, Inc. from September 1995 to January 1997 and also served as Senior Vice President of Stores for the Lazarus Division of Federated Department Stores, Inc. from November 1989 to August 1995.

         Steven D. Lipton has served as Senior Vice President, Controller of Elder-Beerman since March 1996. Prior to this time, Mr. Lipton served as Operating Vice President of Payroll for Federated Financial & Credit Services from September 1994 to January 1996 and served as Vice President and Controller of the Lazarus Division of Federated from February 1990 to August 1994.

         Perry J. Schiller has served as Senior Vice President and Treasurer of Elder-Beerman since November 1995. Prior to this time, Mr. Schiller served as the Director of Internal Audit for Elder-Beerman from October 1993 to November 1995 and served as a Senior Manager of Financial Audit for Deloitte & Touche LLP from May 1988 to October 1993.

         Scott J. Davido, Esq. has served as Senior Vice President, General Counsel, and Secretary of Elder-Beerman since January 1998. Prior to this time, Mr. Davido was a partner with Jones, Day, Reavis & Pogue, a law firm. Mr. Davido was employed by this law firm, since December 1996 and as an associate since September 1987.

         Stewart M. Kasen has served as a Director of Elder-Beerman since January 1998. Prior to this time, Mr. Kasen served as Chairman of the Board, President, and Chief Executive Officer of Best Products Company, Inc., a Richmond, Virginia retailer, from 1994 through May 1996, President and Chief Executive Officer from 1991 to 1994, and President and Chief Operating Officer from 1989 to 1991. Mr. Kasen is also currently a Director of O'Sullivan Industries Holdings, Inc., Factory Card Outlet Corp., Bibb Co., and K2 Inc.

         Steven C. Mason has served as a Director of Elder-Beerman since January 1998. Prior to this time, Mr. Mason served as Chairman of the Board and Chief Executive Officer of Mead Corp., a paper products company, from 1992 to 1997. Mr. Mason is also currently a Director of PPG Industries, Inc.

         Thomas J. Noonan, Jr. has served as a Director of Elder-Beerman since January 1998. Mr. Noonan has served as Managing Director of The Coopergate Group, a financial investment and management company, since May 1997. Mr. Noonan also serves as Executive Vice President and Chief Financial Officer of Herman's Sporting Goods, a sporting goods retailer, since October 1994. Prior to this time, Mr. Noonan served as Managing Director and Chief Executive Officer of TFGII, a financial investment and management company, from January 1993 to October 1994, and as Executive Vice President of Intrenet Inc., a trucking holding company, from October 1990 to March 1993. Mr. Noonan is also currently a Director of Intrenet Inc. and Richman Gordman 1/2 Price Stores Inc.

         Bernard Olsoff has served as a Director of Elder-Beerman since January 1998. Prior to this time, Mr. Olsoff served as President, Chief Executive Officer and Chief Operating Officer of Frederick Atkins, an international retail merchandising and product development organization for department stores, from 1994 to April 1997, and President and Chief Operating Officer from 1987 to 1994.

         Jack A. Staph has served as a Director of Elder-Beerman since January 1998. Mr. Staph has served in an unrestricted advisory capacity to CVS Corp. since June 1997. Prior to this time, Mr. Staph served as Senior Vice President, Secretary, and General Counsel of Revco D.S., Inc., a retail pharmacy company, from October 1972 to August 1997. Mr. Staph is also currently a Director of Delta Holdings, Inc.

         John J. Wiesner has served as a Director of Elder-Beerman since January 1998. Prior to this time, Mr. Wiesner served as Chairman of the Board of Directors, President, and Chief Executive Officer of C.R. Anthony, a regional apparel retailer, from 1987 to 1997.


CERTAIN CORPORATE GOVERNANCE MATTERS


         Under the Ohio General Corporation Law (the" OGCL"), the business and affairs of Elder-Beerman are managed under the direction of the Board of Directors of Elder-Beerman (the "Board of Directors").

         The Amended Articles of Incorporation (the "Amended Articles") and the Amended Regulations provide that the size of the Board of Directors will be established from time to time only (a) by an affirmative vote of a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors or (b) by the affirmative vote of the holders of at least 72% of the voting stock, voting together as a single class, except as may be provided in any designation containing the express terms of preferred stock to be issued pursuant to resolution of the Board of Directors (a "Preferred Stock Designation"); provided, however, that the number of directors shall not be less than nine nor more than 11, except as may be provided in any Preferred Stock Designation. When so fixed, such number shall continue to be the authorized number of directors until changed by the shareholders or directors.


         The Amended Articles and the Amended Regulations also provide that the directors of Elder-Beerman, other than those who may be expressly elected by virtue of the terms of any Preferred Stock Designation, are classified with respect to the time for which they severally hold office into three classes, as nearly equal in size as possible and consisting of not less than three directors in each class, with the directors in each class serving for three-year terms and until their successors are elected, except that the initial terms of the initial directors of Elder-Beerman after the Effective Date expire at the 1999, 2000, or 2001 annual meeting of the shareholders of Elder-Beerman, depending upon the particular class in which each such director is placed. Except as may be otherwise provided in any Preferred Stock Designation, at each annual meeting of shareholders of the Company, the successors of the class of directors whose terms expire at that meeting shall be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Except as provided otherwise in any Preferred Stock Designation, directors may be elected by the shareholders (a) at an annual meeting of shareholders or (b) if no annual meeting is held or if an annual meeting is held but directors are not elected, at a special meeting of shareholders called for that purpose. Neither the holding of a special meeting of shareholders nor the election of directors at a special meeting of shareholders will, by itself, shorten the term of any incumbent director. Except as may be provided in any Preferred Stock Designation, any vacancy that occurs on the Board of Directors, including any vacancy that results from an increase in the number of directors and any vacancy that results from death, resignation, disqualification, removal, or other cause, may be filled only (i) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, or (ii) by the affirmative vote of the shareholders after a vote to increase the number of directors at a meeting called for that purpose. Any director elected to fill a vacancy created by the death, resignation, disqualification, or removal of an incumbent director will hold office for the remainder of the term of the class of directors in which the vacancy was created.

         Pursuant to the Amended Regulations, no annual meeting of shareholders was held in 1997 or will be held in 1998. The first annual meeting of the shareholders of Elder-Beerman following the Effective Date will be held in May 1999, following the completion of Elder-Beerman's 1998 fiscal year, at such time and on such business day as the Board of Directors determines. Pursuant to the Amended Regulations the Board of Directors could postpone the date of this first annual meeting for up to 30 days. Any amendment to such postponement provision requires approval by shareholders holding at least 72% of the voting power of Elder-Beerman.

         The Amended Regulations provide that nominations for election of directors, except as may be otherwise provided in any Preferred Stock Designation, shall be made at an annual meeting of shareholders by or at the direction of the Board of Directors, or any committee thereof, or by any shareholder entitled to vote in the election of directors at such meeting. The Amended Regulations require that a shareholder's notice of intent to nominate candidates for election as directors must be delivered to or mailed and received at the principal executive offices of Elder-Beerman not less than 60 days, nor more than 90 days, prior to the annual meeting of shareholders; provided, however, that if public announcement of the date of the annual meeting is not made at least 105 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be received not later than the close of business on the tenth calendar day following the day on which such announcement of the date of the meeting was so communicated. The Amended Regulations further require that the notice by the shareholder set forth certain information concerning such shareholder and the shareholder's nominees, including their names and addresses, proof that such shareholder is entitled to vote at such annual meeting, the class and number of shares of Elder-Beerman owned or beneficially owned by such shareholder and the shareholder's nominees, any agreements between the relevant parties pursuant to which the nomination is to be made, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such shareholder, and the consent of each nominee to serve as a director of Elder-Beerman, if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements.

BOARD COMMITTEES


         The Amended Code of Regulations of Elder-Beerman (the "Amended Regulations") provide that the Board of Directors may establish an executive committee or any other committees as it may from time to time determine are necessary. Elder-Beerman contemplates that the Board of Directors will establish an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition of such Committees has not been determined, but Elder-Beerman expects that the members of each of the Audit Committee and the Compensation Committee will be non-employee directors. Under the Amended Regulations, a committee will possess and may exercise all of the power and authority granted to it by the Board of Directors consistent with the OGCL, provided that such committees may not fill vacancies among the directors or any committee thereof.

         The Executive Committee will possess and may exercise, subject to the control and direction of the Board of Directors, all the powers of the Board of Directors in the management and control of the business of Elder-Beerman, regardless of whether such powers are specifically conferred by the Amended Articles or Amended Regulations.


         The Audit Committee is expected to review: (a) the professional services to be provided by Elder-Beerman's independent auditors and the independence of such firm from management of Elder-Beerman; (b) the scope of the audit by Elder-Beerman's independent auditors; (c) the annual financial statements of Elder-Beerman; (d) Elder-Beerman's systems of internal accounting controls; and (e) such other matters with respect to the accounting, auditing, and financial reporting practices and procedures of Elder-Beerman as it may find appropriate or as may be brought to its attention. The Audit Committee is expected to meet from time to time with members of Elder-Beerman's internal audit staff.


         The Compensation Committee is expected to: (a) review executive salaries, (b) administer the bonus, stock option and other incentive compensation plans of Elder-Beerman, and (c) approve the salaries and other benefits of the executive officers of Elder-Beerman. See "Executive Compensation -- New Compensatory Programs and Agreements." In addition, the Compensation Committee is expected to advise and consult with Elder-Beerman's management regarding pension and other benefit plans and compensation policies and practices of Elder-Beerman.

         The Nominating and Corporate Governance Committee is expected to initially be responsible for exercising all powers of the Board of Directors to:
(a) select, evaluate and nominate candidates for election to the Board; (b) evaluate the performance of the overall Board of Directors and its individual members; and (c) ensure effective operations of the Board of Directors and overall corporate governance of Elder-Beerman.

                             EXECUTIVE COMPENSATION


         The compensation discussion that follows has been prepared based on the actual compensation paid and benefits provided during the fiscal year ended February 1, 1997 by the Company to certain executive officers as of February 1, 1997. The existing employment, compensation, and benefit arrangements of the Company are described below. Compensation and benefit arrangements of the Company that were terminated as of the Effective Date are not described below.


CASH COMPENSATION TABLE


         The following table sets forth the compensation paid or payable by the Company during the fiscal year ended February 1, 1997 to Mr. Gutmann, Mr. Mershad, and the four most highly compensated executive officers of the Company as of February 1, 1997.



                                                      ANNUAL
                                                    COMPENSATION
                                             ----------------------

                                              SALARY       BONUS
        NAME AND PRINCIPAL POSITION             ($)         ($)
------------------------------------------   -----------  ---------
MAX GUTMANN (1)...........................      368,846     160,000
Chairman of the Board
FREDERICK J. MERSHAD (2)..................       19,231     633,632
President and Chief Executive Officer
HERBERT O. GLASER (3).....................      325,789     134,000
Vice Chairman
JOHN A. MUSKOVICH.........................      192,239      67,908
Executive Vice President
-Administration
MAXWELL B. MCARTHUR (4)...................      161,545      48,800
Executive Vice President Stores
LEONARD B. PEAL (5).......................      160,450       8,000
Executive Vice President - Cost/Leased

----------
         (1) Mr. Gutmann served as Chairman and Chief Executive Officer during fiscal year 1996, but was replaced as Chief Executive Officer by Mr. Mershad during January 1997, the last month of the fiscal year.

         (2) Mr. Mershad began serving as President and Chief Executive Officer of Elder-Beerman during January 1997, the last month of the 1996 fiscal year. In accordance with his employment contract, Mr. Mershad received a signing bonus of $633,632 as reimbursement for forfeiting his performance bonus, restricted stock grants, and stock option grants that he would have received from his prior employer.

         (3) Effective August 1997, Mr. Glaser is no longer employed by the Company.

         (4) Effective May 31, 1997, Mr. McArthur is no longer employed by the Company.

         (5) Effective February 28, 1997, Mr. Peal is no longer employed by the Company.

EXISTING COMPENSATORY PLANS AND AGREEMENTS


         Information as to the Company's current compensatory plans and agreements that remained in effect following the Effective Date is set forth below. See "-- New Compensatory Programs and Agreements" for a description of the new plans and agreements that were or will be adopted as of or following the Effective Date.

         KEY EMPLOYEE RETENTION PROGRAM

         On December 14, 1995, the Bankruptcy Court entered an order authorizing the Company's key employee retention program (the "KERP Order"). This program includes four principal components:

         (a) The program authorized the Company to enter into termination agreements with approximately 20 of their senior management employees. The benefits available in any termination agreement were in addition to severance benefits to which the employee was entitled, provided that such employee could not receive more than 18 months' salary in termination/severance benefits;

         (b) The program established a master severance plan for certain key employees. Approximately 450 key employees are covered by this master severance plan. The benefits payable under this plan, which are not to exceed $9 million in the aggregate, are in substitution for the benefits that covered employees would otherwise receive under the alternative base severance pay program. Employees are eligible to receive the greater of the benefits under these two plans;


         (c) The program established a bonus program consisting of bonuses paid annually and at mid-year, if the Company met predetermined financial goals. The Company paid out approximately $5.0 million in bonuses for the 1996-97 fiscal year. The Company estimates that it will pay a total of approximately $2.0 million in bonuses for the 1997-98 fiscal year. In addition to these bonuses, which were based on a percentage of the applicable employee's salary, the Company's management was given authority to award additional amounts to covered employees in its discretion; and


         (d) The program includes a base severance pay plan for rank-and-file employees equal to one week of severance pay for each full year of employment.

         REORGANIZATION BONUS


         Pursuant to an order entered by the Bankruptcy Court on November 15, 1996, as amended (the "Reorganization Bonus Order"), Messrs. Gutmann, Glaser, and Muskovich will receive the equivalent of two-years of their respective salaries as a lump sum reorganization bonus upon the substantial consummation of a consensual plan of reorganization. These bonuses will be paid through a distribution of cash and Common Stock in the same proportion as the distributions that will be made to unsecured creditors under the Plan.


         CALCULATION OF CERTAIN SEVERANCE AND BONUS BENEFITS PAID TO SENIOR EXECUTIVES


         On July 10, 1997, the Bankruptcy Court entered a Stipulation and Order concerning the calculation of the severance pay and reorganization bonuses payable to Messrs. Gutmann and Glaser pursuant to the KERP Order and the Reorganization Bonus Order. This Stipulation and Order provides that to the extent that Messrs. Gutmann or Glaser are otherwise entitled to such benefits, all such benefits shall be payable to Messrs. Gutmann and Glaser on the basis that their respective annual salaries are $400,000 and $335,000, respectively, notwithstanding any downward adjustments made or to be made to those salaries. Effective as of August 1, 1997 and December 30, 1997, Elder-Beerman terminated the employment of Mr. Glaser and Mr. Gutmann, respectively. In accordance with the terms of the KERP Order, Elder-Beerman paid both Mr. Glaser and Mr. Gutmann severance pay equal to one year's salary in connection with their respective termination. As part of the releases provided under the Plan, the Company will release any potential claims, demands, rights, or causes of action it may have against Messrs. Gutmann and Glaser to recover the payment of these severance benefits.


NEW COMPENSATORY PROGRAMS AND AGREEMENTS

         GENERAL

         One of the key elements of the Company's Business Plan is an executive compensation program designed to attract, retain, and provide incentives to directors, officers, and key employees for the Company and to provide such persons appropriate incentives and rewards for superior performance. See "Business -- Business -- Business Plan and Strategy for the Company." Accordingly, the Company instituted a new senior management and executive compensation program (the "New Benefit Program") that includes changes in (a) base salaries, (b) annual incentives, (c) long-term incentives, (d) perquisites, and (e) employment and change-of-control agreements. The New Benefit Program is intended to attract and retain key employees over the long term, encourage employee stock ownership, and provide incentives for career advancement with the Company. Approval of the Plan was deemed to constitute approval of the New Benefit Program by holders of certain claims and interests who are to receive Common Stock pursuant to the Plan. The Equity and Performance Incentive Plan (described below) came into existence as of the Confirmation Date. Generally, however, employee agreements and employee benefit plans implementing the New Benefit Program did not become effective until the Effective Date occurred. The following discussion summarizes the principal terms of the New Benefit Program.


         EQUITY AND PERFORMANCE INCENTIVE PLAN


         The Company's new Equity and Performance Incentive Plan (the "Equity and Performance Incentive Plan") includes both annual and long-term (i.e., three or more years) incentives. Under the Equity and Performance Incentive Plan, the Company first expects to motivate and reward designated key employees for the achievement of annual corporate, departmental, and/or individual goals and objectives through new annual incentives. The new annual incentives compensate key employees chosen by the Board of Directors' Compensation Committee based on three performance levels -- threshold, target, and optimum. These performance levels are predetermined on both an individual level for each key employee, based on a percentage of the key employee's base salary, and on a company wide level. If the Company achieves the threshold level under the company-wide performance criteria, key employees will be eligible to receive a cash bonus payment based on the threshold incentive percentage. Key employees may receive additional bonus payments if they meet their goals in other performance categories such as department, region, store, and individual.

         The Equity and Performance Incentive Plan also allows key employees entitled to receive an annual incentive bonus to defer voluntarily up to 50% of their annual incentive bonus and instead receive Deferred Shares (as hereinafter defined). These Deferred Shares are 100% vested at all times and may be exercised on the earliest of (a) the third anniversary of the date awarded, (b) the date the employee's employment is terminated for reasons other than death,
(c) the employee's death, or (d) an unforeseeable financial emergency of the employee. To provide key employees with the incentive to defer, the Equity and Performance Incentive Plan also grants Restricted Shares (as described below) equal in value to 25% of the amount deferred. These Restricted Shares will become 100% vested on the third anniversary of the date of grant if such employee remains in the continuous employ of the Company.


         In the event of the retirement, death, or disability of a key employee prior to the determination of any annual incentive, and in the event the Board of Directors determines that the key employee's goals have been met, such employee or employee's beneficiary will be eligible to receive a pro rata portion of the award. However, if such employee's employment terminates for any reason other than retirement, death, or disability, the employee will forfeit his or her right to any award not paid to the key employee prior to such termination of employment. If a key employee is employed on the date a change in control occurs, his annual incentive bonus for such year will not be less than such award for the immediately preceding year.


         The Equity and Performance Incentive Plan also permits equity-related grants as long-term incentives that are intended to motivate and reward certain employees for the achievement of long-term corporate goals and to balance annual goals with strategic plans. These long-term incentives also offer capital accumulation potential for employees and align employees' interests with shareholder interests. Only certain senior executives, as determined by the Board of Directors, are eligible to receive grants under the long-term incentive portion of the Equity and Performance Incentive Plan. The shares awarded as long-term incentives may not exceed the equivalent of 2,250,000 shares plus any shares relating to awards that expire or are forfeited or canceled (the "Long-Term Incentive Reserve"). The Equity and Performance Plan have an evergreen provision that provides that, in any acquisition, merger, or secondary offering, the Long-Term Incentive Reserve shall remain constant.

         The Equity and Performance Incentive Plan permits grants in a variety of forms. First, the Board of Directors may authorize the granting of stock options ("Option Rights") to designated employees and non-employee directors. Option Rights provide the right to purchase Common Stock at a predetermined price per share (which, in the case of non-qualified stock options, may not be less than 75% of the fair market value on the date of grant and, in the case of incentive stock options as described in Section 422 of the Internal Revenue Code, may not be less than fair market value on the date of grant). The grant may provide for payment of the option price by one or more methods. The grant may also provide for the automatic grant of additional Option Rights, known as Related Option Rights, to an employee or non-employee director upon the exercise of Option Rights using Common Stock or other defined consideration as payment. Options granted to non-employee directors become exercisable one-third on each of the first three anniversaries of the date of grant for so long as the individual remains a non-employee director. Options granted to employees become exercisable 20% on each of the first five anniversaries of the date of grant for so long as the employee remains in the continuous employ of the Company. No Option Rights may be exercised more than ten years from the date of grant. All Option Rights provide for the earlier exercisability of the Option Rights in the event of retirement, death, or disability of the employee or non-employee director or a change in control of the Company. Any grant of Option Rights may specify performance goals that must be achieved as a condition to exercise such rights.

         Second, the Board of Directors may authorize the granting of appreciation rights ("Appreciation Rights") to designated employees. Appreciation Rights represent the right to receive from the Company an amount, determined by the Board of Directors and expressed as a percentage not exceeding 100%, of the difference between the base price established for such rights and the market value of the Common Stock on the date the rights are exercised. Appreciation Rights can be tandem (i.e., granted with Option Rights to provide an alternative to exercise of the Option Rights) or free-standing. Tandem Appreciation Rights may only be exercised at a time when the related Option Right is exercisable and the spread is positive, and requires that the related Option Right be surrendered for cancellation. Free-standing Appreciation Rights must have a base price per right that does not exceed a maximum specified by the Board of Directors on the date of grant, may specify the period of employment that is necessary before such Appreciation Rights become exercisable, may provide for the exercise of the Appreciation Rights only in the event of retirement, death, or disability of the employee or a change in control of the Company and must be evidenced by an agreement executed on behalf of the Company and accepted by the employee describing such Appreciation Rights and other terms and provisions. Such grant may also include that payment may be made by one or more methods of payment and may specify performance goals that must be achieved as a condition to exercise such rights.

         Third, the Board of Directors may authorize the granting of restricted shares ("Restricted Shares") to designated employees and non-employee directors. Restricted Shares constitute an immediate transfer of ownership to the recipient in consideration of the performance of services. The recipient has dividend and voting rights on such shares. Restricted Shares must be subject to a "substantial risk of forfeiture" of the Restricted Shares, within the meaning of
Section 83 of the Internal Revenue Code. To enforce these forfeiture provisions, the transferability of Restricted Shares is prohibited or restricted in the manner prescribed by the Board of Directors on the date of grant for the period during which such forfeiture provisions are to continue. Any grant of Restricted Shares (a) may specify performance goals which, if achieved, will result in termination or early termination of the restrictions applicable to such shares,
(b) may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award, and (c) must be evidenced by an agreement executed on behalf of the Company and accepted by the employee.

         Fourth, the Board of Directors may authorize the granting of deferred shares ("Deferred Shares") to designated employees. Deferred Shares constitute an agreement to issue shares to the recipient in the future in consideration of the performance of services, but subject to the fulfillment of such conditions as the Board of Directors may specify. The Board of Directors must fix a deferral period of at least one year at the time of grant, and may provide for the earlier termination of the deferral period in the event of retirement, hardship, death, or disability of the employee or a change in control of the Company. During the deferred period, the employee has no right to transfer any rights under his or her award and has no ownership or voting rights in the Deferred Shares, but the Board of Directors may, at or after the grant date, authorize the payment of dividend equivalents on such shares on either a current, deferred, or contingent basis, either in cash or in additional Common Stock. Each grant of Deferred Shares is evidenced by an agreement executed on behalf of the Company and accepted by the employee.

         Finally, the Board of Directors may authorize the granting of performance shares ("Performance Shares") and performance units ("Performance Units") to designated employees upon achievement of specified performance objectives. A Performance Share is the equivalent of one share of Common Stock and a Performance Unit is denominated in dollars. The employee is given one or more performance goals to meet within a specified period, not less than one year (the "Performance Period"). The specified Performance Period may be subject to earlier termination in the event of retirement, death, or disability of the employee or a change in control of the Company. A minimum level of acceptable achievement also will be established. If, by the end of the Performance Period, the employee has achieved the specified performance goals, the employee will be deemed to have fully earned the Performance Shares or Performance Units. If the designated employee has not achieved the performance goals, but has attained or exceeded the predetermined minimum level of acceptable achievement, the employee will be deemed to have partly earned the Performance Shares or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the employee at the time and in the manner determined by the Board of Directors as set forth in each grant. The Board of Directors may, at or after the date of grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof on either a current or deferred or contingent basis, either in cash or in additional Common Stock. Each grant of Performance Shares or Performance Units is evidenced by an agreement executed on behalf of the Company and accepted by the employee.

         The Equity and Performance Incentive Plan is administered by the Board of Directors, which may from time to time delegate all or any part of its authority under the Equity and Performance Incentive Plan to an agent or a committee or subcommittee of the Board of Directors.

         The Equity and Performance Incentive Plan offers a large, up-front grant of an aggregate of 788,020 Option Rights and an aggregate of 86,793 Restricted Shares that is intended to cover the first three years following the Effective Date. All initial grants of Options Rights to designated employees vest 20% per year over five years as long as the employee remains in the continuous employ of the Company. All initial grants of Option Rights to non-employee directors vest one-third per year over three years as long as they remain directors. All initial grants of Restricted Shares vest one-third per year over three years as long as the employee remains in the continuous employ of the Company or as long as the director remains a director, as appropriate. For the top two executives, 80% of the targeted gain opportunity is allocated to nonqualified Option Rights and 20% to Restricted Share awards. The other executives receive 100% of their grant in nonqualified Option Rights.


         EMPLOYMENT AGREEMENTS AND THE SEVERANCE PAY PLAN


         The Company also provides employment agreements that include severance pay for certain key executives in order to assist in recruiting and to promote long-term security during uncertain times. These executives serve the Company under their respective agreements starting on the Effective Date and ending on the second or third anniversary, as applicable, of the Effective Date with an automatic yearly extension thereafter, unless the employer or the executive has given written notice of termination not less than 120 days prior to the yearly renewal date. The employment agreements set forth (a) the executive's compensation and benefits; (b) the employer's right to terminate the executive for cause or otherwise; (c) the amounts to be paid by the employer in the event of the executive's termination, death, or disability while rendering services;
(d) the executive's duty of strict confidence and to refrain from conflicts of interest; (e) the executive's obligations not to compete for the term of the agreement plus one year unless the executive terminated his employment for good reason or the employer terminates the executive other than for cause; and (f) the executive's right to receive severance payments if he or she (i) is terminated within two years of a change in control without cause, (ii) voluntarily terminates for defined good reasons within two years of a change of control, (iii) terminates his or her employment for any reason, or without reason, during the thirty-day period immediately following the first anniversary of a change in control, or (iv) is terminated in connection with but prior to a change in control and termination occurs following the commencement of any discussions with any third party that ultimately results in a change in control. Specifically, under the employment agreements, the amount of any severance payment by the Company will be the greater of 2.99 times the Internal Revenue Code "base amount" as described in Section 280G of the Internal Revenue Code or two times his most recent base salary and bonus. Severance payments made under the employment agreements will reduce any amounts that would be payable under any other severance plan or program, including the master severance plan for certain key employees. A tax gross-up also will be paid if the severance pay exceeds the limit imposed by the Internal Revenue Code. In addition, the executive will continue to be eligible for health benefits, perquisites, and fringe benefits generally made available to senior executives for two years following his or her termination, unless the executive waives such coverage, fails to pay any amount required to maintain such coverage, or obtains new employment providing substantially similar benefits.

         The Company entered into employment agreements similar to those described above with Frederick J. Mershad, Chairman and Chief Executive Officer, and John A. Muskovich, President, Chief Operating Officer, and Chief

Financial Officer. Such employment agreements were effective as of the Effective Date and will end on the third anniversary of the Effective Date. These employment agreements will be automatically renewed every year on the anniversary date of the employment agreement for an additional one year period, unless such executive provides the Company or the Company provides the executive with 180 days prior notice terminating this yearly renewal. In general, the employment agreements provide that if such executive officer is terminated for any reason other than for cause or following a change in control, he will receive payments equal to the remaining base salary that would have been distributed to him by the Company under the remaining term of his employment agreement and the incentive compensation earned by the executive for the most recent fiscal year. In the event such executive (a) is terminated within two years of a change in control without cause, (b) voluntarily terminates within two years of a change in control, or (c) is terminated in connection with but prior to a change in control and termination occurs following the commencement of any discussions with any third party that ultimately results in a change in control, he will receive a severance payment equal to the greater of 2.99 times the Internal Revenue Code "base amount" as described in Section 280G of the Internal Revenue Code or two times his most recent base salary and bonus and the executive will continue to be eligible for health benefits, perquisites, and fringe benefits generally made available to senior executives following his termination, unless the executive obtains new employment providing substantially similar benefits. A tax gross-up also will be paid if the severance pay exceeds the limits imposed by the Internal Revenue Code. Mr. Mershad's employment agreement shall supersede his current employment agreement with Elder-Beerman.

         Under the Severance Pay Plan for Key Employees (the "Severance Plan for Key Employees"), upon a change of control, designated key employees who are not covered by the contracts disclosed above are entitled to severance pay if the key employee (a) is terminated within 18 months of a change in control without cause, (b) voluntarily terminates for defined good reasons within 18 months of a change of control, or (c) is terminated not more than 90 days prior to a change in control and termination occurs following the commencement of any discussions with any third party that ultimately results in a change in control. Each key employee so terminated, who is a Senior Vice President, Vice President, or is otherwise designated by the Board of Directors to receive severance pay at the same multiple as a Senior Vice President shall receive a lump sum severance payment in an amount equal to 1 1/2 times the employee's base salary plus his incentive pay. Each of the remaining designated key employees shall receive a lump sum payment in an amount equal to the key employee's base salary plus incentive pay. In addition, each terminated key employee will continue to be eligible for health and life insurance benefits for one year following such termination unless such employee waives such coverage, fails to pay any amount required to maintain such coverage, or becomes eligible for other group health coverage. However, any severance payment is conditioned upon the employee's agreeing in writing to keep in strict confidence any trade secrets or confidential business information and to return, in good condition, all property belonging to the employer. The employee must also agree to release the employer for certain claims, demands, damages, and actions that the employee may have on account of the termination. The Company also will require any successor to assume and agree to perform the obligations under both the employment agreements and the Severance Pay Plan for Key Employees.

         In addition, multiple arrangements (including plans and individual employment and termination agreements) are in effect providing for severance pay, including the severance arrangements established pursuant to the KERP Order that continued in effect beyond the Effective Date. The termination of an employee who is covered under more than one severance arrangement may trigger severance payments under only one severance arrangement or under more than one severance arrangement. However, the Company intends for the severance arrangements to coordinate so that an employee eligible to receive payments under more than one severance arrangement receives no more than the largest amount payable to him under any one severance arrangement.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         Prior to the Effective Date, the Company never had a Compensation Committee or other committee of the Board of Directors performing similar functions. Previously, decisions concerning compensation of executive officers of the Company were made by the Company's Chief Executive Officer. The Board of Directors will establish a Compensation Committee soon after the Effective Date. See "Directors and Executive Officers -- Board Committees."

DIRECTOR COMPENSATION

         Commencing in calendar 1998, each director of Elder-Beerman who is not an employee of Elder-Beerman or any of its subsidiaries will be paid an annual base retainer fee of $15,000, with the choice to take such retainer as cash or in the form of a discounted stock option. Non-employee directors also will be paid $1,500 for each meeting of the Board of Directors attended and $500 for any committee meeting of the Board of Directors attended. Each such director is also expected to receive an initial grant of (a) 1,300 shares of restricted stock and
(b) 4,000 options to purchase shares of Common Stock. Members of the Board of Directors who are also employees of any of Elder-Beerman or any of its subsidiaries will receive no additional compensation for service on the Board of Directors.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         The Company, Bee-Gee, and Margo's lease or leased real estate from entities (the "Related Entities") that are affiliated with Beerman-Peal, which, prior to the Effective Date, owned 100% of the Company. The Related Entities are owned by various Beerman stockholders, officers, directors, and family members thereof. The Company does not expect that any of these persons will own, individually or beneficially, more than 5% of the Common Stock of the Company or be a director or officer of the Company after the Effective Date.


         In fiscal 1996, the Company leased ten of its stores and its distribution center from Related Entities and paid aggregate rent to the Related Entities of $3,703,055, and Bee-Gee leased four of its stores and its corporate offices from Related Entities and paid aggregate rent to the Related Entities of $282,393. In fiscal 1995, the Company leased ten of its stores and its distribution center from Related Entities and paid aggregate rent to the Related Entities of $3,938,490, Bee-Gee leased six of its stores and its corporate offices from Related Entities and paid aggregate rent to the Related Entities of $400,844, and Margo's leased its corporate offices and distribution center from Related Entities and paid aggregate rent to the Related Entities of $97,917. In 1994, the Company leased ten of its stores and its distribution center from Related Entities and paid aggregate rent to the Related Entities of $3,050,795, Bee-Gee leased six of its stores and its corporate offices from Related Entities and paid aggregate rent to the Related Entities of $265,478, and Margo's leased its corporate offices and distribution center from Related Entities and paid aggregate rent to the Related Entities of $80,417.


         Raymond Clayman, formerly a director of the Company, served as a principal in the Law Offices of Raymond Clayman, which has provided legal services to the Company for the fiscal years ended February 3, 1996 and January 28, 1995 and for which the Company paid legal fees of approximately $288,400 and $300,700, respectively.



                                LEGAL PROCEEDINGS


         The Company, Bee-Gee and Margo's each are currently parties to the Reorganization Cases. See "Business-Bankruptcy" for a description of the Reorganization Cases.

         In addition, Beerman-Peal and certain of its affiliated entities (the "Beerman Entities") have asserted various Claims (with "Claim" being defined as such term is defined in section 101(5) of the Bankruptcy Code) against the Old Elder-Beerman Companies in the Reorganization Cases. Many of these Claims relate to Elder-Beerman and Bee-Gee store properties that certain Beerman Entities currently lease or formerly leased to the Old Elder-Beerman Companies. The Old Elder-Beerman Companies have asserted certain claims, rights, and causes of action against certain of the Beerman Entities. In addition, based on certain actions of certain of Elder-Beerman's former directors, the Old Elder-Beerman Companies believe that they may have breach of fiduciary duty and equitable subordination claims against certain Beerman Entities.

         A New Tax Indemnification Agreement, entered into as of the Effective Date, describes several federal tax matters related to deconsolidation of the consolidated taxpayer group of companies including the Old Elder-Beerman Companies, of which Beerman-Peal is the common parent, which resulted upon consummation of the Plan on the Effective Date. These tax matters include issues in connection with the filing of future tax returns, the conduct of future tax audits, and the preservation and orderly utilization of Elder-Beerman's tax attributes in accordance with applicable tax laws and regulations.

         The Old Elder-Beerman Companies and the Beerman Entities agreed to resolve the various remaining unresolved claims that they asserted against each other upon the terms and subject to the conditions of the New Tax Indemnification Agreement and a Comprehensive Settlement Agreement, which was effective as of the Effective Date. The obligations set forth in the New Tax Indemnification Agreement provide additional consideration for certain of the releases set forth in the Comprehensive Settlement Agreement.



                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ABSENCE OF PUBLIC MARKET

         The Company's Common Stock is not currently listed or admitted to unlisted trading privileges on a national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Company also is not aware of any dealer or "market maker" in the Common Stock and, consequently, the trading market for such securities is limited.

         The Company has filed an application with The Nasdaq Stock Market to list the Common Stock on the Nasdaq National Market.

HOLDERS


         Because issuance of the Common Stock is based on the allowed claims in the Reorganization Cases and other receivables contained in the Plan, Elder-Beerman is unable to determine, prior to such issuance, the number of record holders of Common Stock. There were no record holders of Preferred Stock as of the Effective Date. All outstanding shares of Common Stock, and all shares of Common Stock issued upon the exercise of New Warrants, are eligible for resale unless the holder thereof is deemed to be an "underwriter" with respect to such securities, an "affiliate" of the issuer of such securities or a "dealer." Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":


         (a) persons who purchase a claim against, an interest in, or a claim for administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest ("accumulators");

         (b) persons who offer to sell securities offered under a plan for the holders of such securities ("distributors");

         (c) persons who offer to buy securities from the holders of such securities, if the offer to buy is (i) with a view to distributing such securities and (ii) made under a distribution agreement; and

         (d) a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act").

Under section 2(11) of the Securities Act, an "issuer" includes any "affiliate" of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by, or under common control with the issuer. Under section 2(12) of the Securities Act, a "dealer" is any person who engages either for all or part of his or her time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person. Whether any particular person would be deemed to be an "underwriter" or an "affiliate" with respect to any security to be issued pursuant to the Plan or to be a "dealer" would depend upon various facts and circumstances applicable to that person. Accordingly, the Company expresses no view as to whether any person would be an "underwriter" or an "affiliate" with respect to any security to be issued pursuant to the Plan or to be a "dealer."

         In connection with prior bankruptcy cases, the staff of the SEC has taken the position that resales by accumulators and distributors of securities distributed under a plan of reorganization are exempt from the registration under the Securities Act if effected in "ordinary trading transactions." The staff of the SEC has indicated in this context that a transaction may be considered an "ordinary trading transaction" if it is made on an exchange or in the over-the-counter market and does not involve any of the following factors:

         (a) (i) concerted action by the recipients of securities issued under a plan in connection with the sale of such securities or
                  (ii) concerted action by distributors on behalf of one or more such recipients in connection with such sales;

         (b) the use of informational documents concerning the offering of the securities prepared or used to assist in the resale of such securities, other than a bankruptcy court-approved disclosure statement and supplements thereto, and documents filed with the SEC pursuant to the Exchange Act of 1934, as amended (the "Exchange Act"); or

         (c) the payment of special compensation to brokers and dealers in connection with the sale of such securities designed as a special incentive to the resale of such securities (other than the compensation that would be paid pursuant to arm's-length negotiations between a seller and a broker or dealer, each acting unilaterally, not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer).

The Company has not, however, sought the views of the SEC on this matter and, therefore, no assurance can be given regarding the proper application of the "ordinary trading transaction" exemption described above. Any person intending to rely on such exemption is urged to consult his or her own counsel as to the applicability thereof to his or her circumstances.

         In addition, Securities Act Rule 144 provides an exemption from registration under the Securities Act for certain limited public resales of unrestricted securities by "affiliates" of the issuer of such securities. Rule 144 allows a holder of unrestricted securities that is an affiliate of the issuer of such securities to sell, without registration, within any three month period a number of shares of such unrestricted securities that does not exceed the greater of 1% of the number of outstanding securities in question or the average weekly trading volume in the securities in question during the four calendar weeks preceding the date on which notice of such sale was filed pursuant to Rule 144, subject to the satisfaction of certain other requirements of Rule 144 regarding the manner of sale, notice requirements, and the availability of current public information regarding the issuer. The Company believes that, pursuant to section 1145(c) of the Bankruptcy Code, the Common Stock and the New Warrants to be issued pursuant to the Plan and the Common Stock issuable upon the exercise of New Warrants will be unrestricted securities for purposes of Rule 144.

         GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, THE COMPANY MAKES NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE COMMON STOCK AND NEW WARRANTS TO BE DISTRIBUTED PURSUANT TO THE PLAN OR THE NEW COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE NEW WARRANTS. THE COMPANY RECOMMENDS THAT HOLDERS OF CLAIMS AND INTERESTS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

DIVIDENDS


         As of the Effective Date, each share of new Common Stock is entitled to participate equally in any dividend declared by the Board of Directors and paid by the Company. But the Company does not anticipate paying any dividends on the new Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which the Company is a party will restrict the ability of the Company to pay dividends, and may prohibit the payment of dividends and certain other payments. In particular, the Company anticipates that the agreement for its new revolving credit facility includes a customary covenant prohibiting the Company from paying any dividends or making any other distributions to shareholders.

                     RECENT SALES OF UNREGISTERED SECURITIES


         Except as set forth below, the Company does not have any recent sales of unregistered securities.

         The new Common Stock and the New Warrants will be issued pursuant to the Plan in satisfaction of certain allowed claims against, or interests in, the Company. Based upon the exemptions provided by section 1145 of the Bankruptcy Code, the Company believes that none of such securities will be required to be registered under the Securities Act in connection with their issuance and distribution pursuant to the Plan.


                     DESCRIPTION OF REGISTRANT'S SECURITIES


COMMON STOCK


         The Company is authorized to issue 25 million shares of Common Stock, without par value.

         Subject to such rights of the holders of any class or series of preferred stock as may be fixed by the Company's Board of Directors or by law when and if any class or series is created and issued, the holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights that may be applicable to any preferred stock of the Company, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. However, the Company does not presently anticipate that dividends will be paid on Common Stock in the foreseeable future. In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock of the Company. Holders of Common Stock of the Company have no preemptive, subscription, redemption, or conversions rights.

         All of the outstanding shares of Common Stock issued pursuant to the Plan are or will, upon such issuance, be fully paid and nonassessable. Subject to the terms and conditions set forth in Elder-Beerman's Share Purchase Rights Agreement, each share of Common Stock issued pursuant to the Plan is accompanied by a New Share Purchase Right. See "-- Share Purchase Rights Agreement" below. The Company has filed an application with The Nasdaq Stock Market to list the stock and the accompanying Share Purchase Rights on the Nasdaq National Market.

         In addition to the provisions relating to the Board of Directors described above, the Amended Articles and Amended Regulations provide, in general, that: (a) shareholder action can be taken at an annual or special meeting of shareholders; (b) except as directed below, special meetings of shareholders may be called for any proper purpose or purposes, including the election of directors, by (i) the Chairman of the Board, (ii) the President,
(iii) a majority of the Board of Directors, (iv) any person or persons holding at least 50% of all shares outstanding and entitled to vote at such meeting, or
(v) holders of shares that are entitled to call a special meeting of the shareholders by virtue of any Preferred Stock Designation for the purposes provided in the terms of such Preferred Stock Designation; (c) written notice of every meeting of the shareholders stating the time, place, and purposes for which the meeting is called must be given by or at the direction of the President, a Vice President, the Secretary, or an Assistant Secretary to each shareholder of record; and (d) the Board of Directors may postpone, for up to thirty days, any previously scheduled annual or special meeting of shareholders. The Amended Regulations also require that shareholders desiring to bring any business before any annual meeting of shareholders deliver written notice thereof to the Secretary of Elder-Beerman not less than 60, nor more than 90 calendar days, prior to the meeting of shareholders; provided, however, that if the date of the annual meeting is not publicly announced by Elder-Beerman more than 105 calendar days prior to the meeting, notice by the shareholder to be timely must be delivered to the Secretary of Elder-Beerman not later than the close of business on the tenth day following the day on which such announcement of the date of the annual meeting was so communicated. The Amended Regulations further require that the notice by the shareholder set forth a description in reasonable detail of the business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and certain information concerning the shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of Elder-Beerman that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the annual meeting. Upon the written request of the holders of not less than 50% of Elder-Beerman's voting stock to the Chairman, the President, or the Secretary, such officer is required to call a annual meeting of shareholders for the purposes specified in such written request and fix a record date for the determination of shareholders entitled to notice of and vote at such annual meeting (which record date may not be later than 60 days after the date of receipt of notice of such meeting).


         Under applicable provisions of Ohio law, shareholder approval is required to adopt amendments to a company's articles of incorporation, except that a company's board of directors may adopt certain amendments relating to unissued or treasury shares, changes in the number of authorized shares necessitated by a conversion, option program, redemption, or provisions that were, at one time, necessary for a merger or consolidation. Under Ohio law, an Ohio corporation's code of regulations may be amended only by action of its shareholders. The Amended Articles and Amended Regulations provide that the provisions relating to the time and place of shareholder meetings, who may call a special meeting of shareholders, the order of business at shareholder meetings, the number, nomination, classification election, and term of directors on the Board of Directors, allowing directors to fill vacancies on the Board of Directors, the removal of directors by shareholders, the elimination of cumulative voting in the election of directors, allowing the corporation to reacquire capital stock of the corporation, and forbidding preemptive rights with respect to unissued shares and treasury stock may not be amended, altered, superseded, or repealed in any respect without the affirmative vote of the holders of at least 72% of the voting stock of Elder-Beerman, voting together as a single class; provided, however, that these provisions shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to the Amended Articles or Amended Regulations.


         In addition to the matters discussed above, the OGCL contains certain provisions that may have the effect of delaying, deterring, or preventing a change in control of Elder-Beerman. All information set forth below regarding the OGCL is necessarily general in nature and reference should be made to the OGCL for more specific, detailed information.

         Section 1701.831 of the OGCL (the "Control Share Act") regarding shareholder review of control share acquisitions applies to Elder-Beerman. Under the Control Share Act, any "control share acquisition" of an Ohio corporation having fifty or more shareholders (an "Ohio Public Company") shall be made only with the prior authorization of the shareholders of the Ohio Public Company in accordance with the provisions of the Control Share Act. A "control share acquisition" is defined as the acquisition, directly or indirectly, by any person of shares of an Ohio Public Company that, when added to all other shares of the corporation in respect of which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after such acquisition, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power: (a) one fifth or more, but less than one third; (b) one third or more, but less than a majority; or (c) a majority or more.

         The Control Share Act requires that the acquiring person deliver an "acquiring person's statement" to the Ohio Public Company. The Ohio Public Company must then hold a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person's statement, unless the acquiring person agrees to a later date. The Control Share Act further specifies that the shareholders of the Ohio Public Company must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Control Share Act, the acquiring person may only acquire the stock of the Ohio Public Company upon the affirmative vote of: (a) a majority of the voting power of the Ohio Public Company that is represented in person or by proxy at the special meeting and (b) a majority of the voting power of the Ohio Public Company that is represented in person or by proxy at the special meeting, excluding those shares of the corporation deemed to be "interested shares." "Interested shares" are defined to mean shares in respect of which the voting power is controlled by any of the following persons: (i) an acquiring person;
(ii) any officer of the Ohio Public Company; and (iii) any employee who is also a director of the Ohio Public Company. "Interested shares" also includes shares of the Ohio Public Company that are acquired, directly or indirectly, by any person after the date of the first public disclosure of the proposed acquisition and prior to the date of the special meeting, if either (A) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares of the Ohio Public Company exceeds $250,000 or (B) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio Public Company.

         Elder-Beerman is also subject to Chapter 1704 of the OGCL, which generally prohibits a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property, and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio Public Company and a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of the Ohio Public Company (an "Interested Shareholder"). Such prohibitions continue for a period of three years after such person becomes an Interested Shareholder, unless, prior to the date that the Interested Shareholder became such, the board of directors approve either the transaction or the acquisition of the Ohio Public Company's shares that resulted in the person becoming an Interested Shareholder. Following the three-year moratorium period, the Ohio Public Company may engage in covered transactions with an Interested Shareholder only if, among other things, (a) the transaction receives the approval of the holders of two-thirds of all the voting shares or the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (b) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the Ohio Public Company's shares or the amount that would be due the shareholders if the Ohio Public Company were to dissolve.

         Under Ohio's Control Bid Statute, no person may make a control bid for the Common Stock of Elder-Beerman pursuant to a tender offer or a request or invitation for tenders until such person has filed with the Ohio Division of Securities (the "Division") and Elder-Beerman a control bid information statement. A "control bid" is defined by Section 1707.01 of the OGCL as the purchase or offer to purchase any equity security of an issuer located in Ohio, which has more than 10% of its record equity security holders who are residents of Ohio, from a resident of Ohio where, after such purchase, the offeror would own, directly or indirectly, more than 10% of any class of the issued and outstanding equity securities of such issuer. Within three calendar days of the filing of the control bid information statement, the Division may summarily suspend the continuation of the control bid if the Division determines that the information given in the information statement does not provide full disclosure to offerees of all material information relating to the control bid. A hearing will be scheduled within 10 days of any such suspension. In addition, no offeror may make a control bid that is not made to all holders residing in Ohio, or that is not made to such holders on the same terms as the control bid made to holders residing outside of the state of Ohio. Further, no offeror may acquire from any resident of Ohio any equity security within two years following the last acquisition of any security of the same class pursuant to a control bid by such offeror unless the resident is afforded, at the time of the later acquisition, a reasonable opportunity to dispose of the security to the offeror upon substantially the same terms of those provided in the earlier control bid.

         For the purpose of preventing manipulative practices by a person who makes a proposal, or publicly discloses the intention or possibility of making a proposal, to acquire control of Elder-Beerman, Section 1707.043 of the OGCL states that any profit realized, directly or indirectly, from the disposition of any equity securities of Elder-Beerman by a person who, within 18 months before the disposition, directly or indirectly, alone or in concert with others, made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of Elder-Beerman, inures to Elder-Beerman and is recoverable by Elder-Beerman by an action brought within two years after the date of the disposition of such securities.

         Finally, the OGCL provides for the right of Elder-Beerman's Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of Elder-Beerman, as well as the communities in which Elder-Beerman is located, in addition to the interest of Elder-Beerman and its shareholders, in discharging its duties in determining what is in the best interests of Elder-Beerman.

         The foregoing provisions of the Amended Articles; the provisions of the Amended Regulations relating to advance notice of shareholder nominations; and the provisions of the Share Purchase Rights Agreement described under "-- Share Purchase Rights Agreement," together with applicable state law, may discourage or make more difficult the acquisition of control of Elder-Beerman by means of a tender offer, open market purchase, proxy fight, or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Elder-Beerman first to negotiate with Elder-Beerman. The management of the Company believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly-held companies, provide benefits, by enhancing Elder-Beerman's potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Elder-Beerman, which outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. In addition, management of the Company believes that such takeover-related measures aid in protecting shareholders from takeover bids that the directors of such companies have determined to be inadequate. While there necessarily can be no assurance in this regard, the management of the Company also believes that the foregoing measures are not likely to have a material impact on market prices for Common Stock and the New Warrants in circumstances other than those described above in light of, among other factors, the existence of generally comparable measures in effect for other publicly-held companies and management's belief that market prices will be influenced most significantly by Elder-Beerman's actual results of operations, general market and economic conditions, and other traditional determinants of stock market prices rather than takeover-related measures and other corporate governance provisions. Nevertheless, such collective anti-takeover effects could prevent shareholders from realizing a premium for the sale of their shares in an acquisition of the Company.


TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Norwest Banks Minnesota, N.A.

PREFERRED STOCK

         GENERAL


         As of the Effective Date of the Plan, Elder-Beerman was authorized to issue 5 million shares of New Preferred Stock, without par value (the "New Preferred Stock"). The Board of Directors has the authority to issue preferred stock from time to time in one or more classes or series and to fix the price, rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms or redemption, redemption prices, liquidation preferences, and the number of shares constituting a class or series or the designation of such class or series, without any further vote or action by Elder-Beerman's shareholders. The New Preferred Stock may be issued in distinctly designated classes, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both. Also the express terms of shares of a different series of any particular class of preferred stock shall be identical except for such variations as may be permitted by law. Without limiting the foregoing, Elder-Beerman is authorized to issue three initial classes of New Preferred Stock that will be designated New Class A Preferred Stock, New Class B Preferred Stock, and New Class C Preferred Stock, with voting rights as set forth below.


         NEW CLASS A PREFERRED STOCK

         Each holder of New Class A Preferred Stock is entitled to 100 votes per share and, except as otherwise required by law, shall vote together with the Common Stock as a single class on all matters properly submitted to a vote at a meeting of the shareholders.

         NEW CLASS B PREFERRED STOCK

         Each holder of New Class B Preferred Stock is entitled to one vote per share and, except as otherwise required by law, shall vote together with the Common Stock as a single class on all matters properly submitted to a vote at a meeting of shareholders.

         NEW CLASS C PREFERRED STOCK

         Holders of New Class C Preferred Stock have no voting rights.

NEW WARRANTS


         The New Warrants will be issued in two series (the "New Warrants"), the New Series A Warrants and the New Series B Warrants, and will be issued under the New Form Warrant Agreement to be effective as of the Effective Date between Elder-Beerman and the holders of the New Warrants. Each New Warrant, when exercised, will entitle the holder thereof to acquire: (a) in the case of the New Series A Warrants, approximately 250,000 shares of Common Stock at an exercise price of $12.80 per share (representing 2% of the outstanding Common Stock at a total equity value of $160 million) or (b) in the case of the New Series B Warrants, approximately 375,000 shares of Common Stock at an exercise price of $14.80 per share (representing 3% of the outstanding Common Stock at a total equity value of $185 million). The New Warrants will expire on the fifth anniversary of the Effective Date.

FUTURE ISSUANCES OF STOCK

         In addition to the Common Stock to be issued pursuant to the Plan, Elder-Beerman is authorized to issue additional shares of capital stock from time to time following the Effective Date to the extent permitted under the Amended Articles, the Amended Regulations, the Plan, and applicable law.

SHARE PURCHASE RIGHTS AGREEMENT


         As of the Effective Date, Elder-Beerman entered into a Rights Agreement (the "Rights Agreement") with a "Rights Agent," which agreement was approved by the Bankruptcy Court upon confirmation of the Plan. Under the Rights Agreement, the Board of Directors has declared a dividend on the Common Stock of one right (a "Right") to purchase one one-hundredth of a share of New Class A Preferred Stock, without par value (the "Preferred Shares"), of Elder-Beerman at a price per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"), which was approved by the Bankruptcy Court. Under the Rights Agreement, the Rights are evidenced by the Common Stock share certificates until the earlier (the "Distribution Date") of: (a) the close of business on the first date (the "Share Acquisition Date") of public announcement that a person (other than a person that has maintained beneficial ownership of at least 20% of the outstanding shares of Common Stock since the Effective Date, Elder-Beerman, a subsidiary or employee benefit or stock ownership plan of Elder-Beerman or any of its affiliates or associates), together with its affiliates and associates, has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (any such person or group being hereinafter called an "Acquiring Person") or (b) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by any person (other than Elder-Beerman, a subsidiary or employee benefit or stock ownership plan of Elder-Beerman, or any of its affiliates or associates), the consummation of which would result in beneficial ownership by such person of 20% or more of the outstanding shares of Common Stock.

         Rights are exercisable to purchase Preferred Shares only after the Distribution Date occurs and prior to the occurrence of a Flip-in Event, as described below. A Distribution Date resulting from the commencement of a tender offer or exchange offer described in clause (b) above could precede the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Preferred Shares. A Distribution Date resulting from any occurrence described in clause (a) above would necessarily follow the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Common Stock or other securities as described below.


         Under the Rights Agreement, in the event (a "Flip-in Event") that (a) any person or group, together with its affiliates and associates, becomes an Acquiring Person, (b) any Acquiring Person or any affiliate or associate thereof merges into or combines with Elder-Beerman and Elder-Beerman is the surviving corporation, (c) any Acquiring Person or any affiliate or associate thereof effects certain other transactions with Elder-Beerman, or (d) during such time as there is an Acquiring Person, Elder-Beerman effects certain transactions, in each case as described in the Rights Agreement, then, in each such case, proper provision will be made so that from and after the later of the Distribution Date and the date of the occurrence of such Flip-in Event each holder of a Right, other than Rights that are or were owned beneficially by an Acquiring Person (which, from and after the date of a Flip-in Event, will be void), will have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Elder-Beerman) that at the time of such Flip-in Event have a market value of two times the exercise price of the Right.

         In the event (a "Flip-over Event") that, at any time after a person has become an Acquiring Person, (a) Elder-Beerman merges with or into any person and Elder-Beerman is not the surviving corporation, (b) any person merges with or into Elder-Beerman and Elder-Beerman is the surviving corporation, but all or part of the Common Stock is changed or exchanged for stock or other securities of any other person or cash or any other property, or (c) 50% or more of Elder-Beerman's assets or earning power, including securities creating obligations of Elder-Beerman, are sold, in each case as described in the Rights Agreement, then, and in each such case, proper provision will be made so that each holder of a Right, other than Rights which have become void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such Flip-over Event have a market value of two times the exercise price of the Right.

         From and after the later of the Share Acquisition Date and the Distribution Date, Rights (other than any Rights that have become void) will be exercisable to purchase shares of Common Stock as described above, upon payment of the aggregate exercise price in cash. In addition, at any time after the later of the Share Acquisition Date and the Distribution Date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding shares of Common Stock, Elder-Beerman may exchange the Rights (other than any rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

         For all purposes of the Rights Agreement, any person that, as of the Effective Date, has beneficial ownership of 20% or more of the then-outstanding shares of Common Stock, or that becomes the beneficial owner of 20% or more of the then-outstanding shares of Common Stock solely as a result of a reduction in the number of shares of Common Stock outstanding, will not be deemed to have become an Acquiring Person unless and until such time as (a) such person, or any affiliate or associate of such person, thereafter becomes the beneficial owner of additional shares of Common Stock representing 1% or more of the then-outstanding Common Stock or (b) any other person that is the beneficial owner of shares of Common Stock representing 1% or more of the then-outstanding Common Stock thereafter becomes an affiliate or associate of such person.

         Elder-Beerman will be able, at its option, to redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"), at any time prior to the close of business on the date of the first occurrence of a Flip-in Event or Flip-over Event. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Company will be able to amend the Rights Agreement without the approval of any holders of Right certificates, including amendments that increase or decrease the Purchase Price, that add other events requiring adjustment to the Purchase Price payable and the number of the Preferred Shares or other securities issuable upon the exercise of the Rights or that modify procedures relating to the redemption of the Rights, except that no amendment may be made that decreases the stated Redemption Price to an amount less than $.01 per Right. The Rights Agreement will expire on (a) the first anniversary of the Effective Date or (b) such later date as the Board of Directors, by resolution adopted prior to the first anniversary of the Effective Date, may establish, but not later than the tenth anniversary of the Effective Date. In accordance with the foregoing, the Board of Directors (a) will have the right to reconsider any of the terms of the Rights Agreement at any time and (b) may take such action with respect to the Rights Agreement as the Board of Directors deems appropriate.


         The Rights are being registered under the Exchange Act, together with the Common Stock, pursuant to this Registration Statement. The Company has filed an application with The Nasdaq Stock Market to list the Common Stock and the accompanying Right on the Nasdaq National Market. In the event that the Rights become exercisable, the Company will register the Preferred Shares for which the Rights may be exercised, in accordance with applicable law.



                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXISTING INDEMNIFICATION OBLIGATIONS


         The Company's Amended Regulations provides for the indemnification of the directors and officers of the Company, and persons serving at the request of the Company's Board of Directors as a director, trustee, officer, employee, or agent of another entity, for claims against them arising from and after the Effective Date to the fullest extent permitted by Ohio law. Under Ohio law, a director is not liable for monetary damages unless it is proven by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers or other agents of a corporation.


         Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, and agents within prescribed limits and must indemnify them under certain circumstances. Determinations regarding discretionary indemnification are to be made by a majority vote of a quorum of disinterested directors or, if a quorum is not available, by independent counsel, the shareholders, the court of common pleas, or the court in which the proceeding was brought. Ohio law does not provide statutory authorization for a corporation to indemnify directors and officers for settlements, fines, or judgments in the context of derivative suits. However, it provides that directors (but not officers) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

         Ohio law does not authorize payment of expenses or judgments to an officer or other agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director or officer acted in good faith and in a manner he reasonably believed to be in (or not opposed to) the best interests of the company, indemnification is discretionary except as otherwise provided by a company's articles of incorporation, code of regulations, or by contract except with respect to the advancement of expenses of directors.

         In addition to the statutory right to indemnify, Ohio law provides express authority for Ohio corporations to procure not only insurance policies, but also to furnish protection similar to insurance, including trust funds, letters of credit, and self-insurance, or to provide similar protection such as indemnity against loss of insurance.

TREATMENT OF INDEMNIFICATION OBLIGATIONS UNDER THE PLAN


         The obligations of the Company to indemnify any person serving as one of its directors, officers, or employees as of or following the Petition Date, by reason of such person's prior or future service in such a capacity, or as a director, officer, or employee of another corporation, partnership, or other legal entity, to the extent provided in the applicable articles of incorporation, code of regulations, or similar constituent documents or by statutory law or written agreement of or with the Company, were deemed and treated as executory contracts and were assumed by the Company or applicable subsidiary of the Company pursuant to the plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations survived and were unaffected by entry of the confirmation order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date. The obligations of the Company or applicable subsidiary of the Company to indemnify any person who, as of the Petition Date, was no longer serving as a director or officer of such entity, which indemnity obligation arose by reason of such person's prior service in any such capacity, or as a director, officer, or employee of another corporation, partnership, or other legal entity, whether provided in the applicable articles of incorporation, code of regulations, or similar constituent documents or by statutory law (including Texas law with respect to Margo's and Ohio law with respect to the other Old Elder-Beerman Companies), written agreement, policies, or procedures of or with such entity, terminated and were discharged pursuant to section 502(e) of the Bankruptcy Code or otherwise, as of the Effective Date; provided, however, that, to the extent that such indemnification obligations no longer gave rise to contingent Claims that can be disallowed pursuant to section 502(e) of the Bankruptcy Code, such indemnification obligations were deemed and treated as executory contracts that were rejected by the applicable entity pursuant to the Plan and section 365 of the Bankruptcy Code, as of the Effective Date, and any Claims arising from such indemnification obligations (including any rejection damage claims) were subject to the bar date provisions of the Plan.


NEW INDEMNIFICATION AGREEMENTS


         The Company entered into indemnification agreements, effective as of the Effective Date, with each of its directors and officers and each of the directors and officers of the Company's subsidiaries. The indemnification agreements provide for, among other things, (a) the indemnification of the indemnitee by the Company for conduct in the capacities described above, (b) the advancement of attorneys' fees and other expenses, and (c) the establishment, upon approval by the Board of Directors at its option, of trusts or other funding mechanisms to fund the Company's indemnification obligations thereunder.



                              FINANCIAL STATEMENTS

         The Company's audited consolidated financial statements for the years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively, and the Company's unaudited condensed consolidated financial statements for the

39-week periods ended November 1, 1997 and November 2, 1996, respectively, are set forth at the end of this Registration Statement and begin on page F-1.


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes in or disagreements with the Company's independent public accountants during the last two fiscal years.


                        FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

         The following financial statements of the Company are included at the indicated page in this Registration Statement:

                                                                                                               Page
                                                                                                               ----

Condensed Consolidated Balance Sheets (unaudited) as of November 1, 1997 and November 2, 1996...................F-2

Condensed Consolidated Statements of Operations (unaudited) for the 39-weeks ended November 1, 1997 and
         November 2, 1996.......................................................................................F-3

Condensed Consolidated Statements of Cash Flows (unaudited) for the 39-weeks ended November 1, 1997 and
         November 2, 1996.......................................................................................F-4

Notes to Condensed Consolidated Financial Statements (unaudited)................................................F-5

Independent Auditors' Report....................................................................................F-9

Consolidated Balance Sheets as of February 1, 1997 and February 3, 1996........................................F-10

Consolidated Statements of Operations for the fiscal years ended February 1, 1997, February 3, 1996 and
         January 28, 1995......................................................................................F-12

Consolidated Statements of Shareholders' Equity for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995..................................................................................F-13

Consolidated Statements of Cash Flows for the fiscal years Ended February 1, 1997, February 3, 1996 and
         January 28, 1995......................................................................................F-14

Notes to Consolidated Financial Statements.....................................................................F-15

EXHIBITS

 A. Exhibit Index

    Exhibit
    Number         Description of Exhibit
    ------         ----------------------

     2             Third Amended Joint Plan of Reorganization of The
                   Elder-Beerman Stores Corp. and
                   its Subsidiaries dated November 17, 1997*
     3(a)          Form of Amended Articles of Incorporation*
     3(b)          Form of Amended Code of Regulations*
     4(a)          Form of Stock Certificate for Common Stock**
     4(b)          Form of  Registration Rights Agreement*
     4(c)          Form of Rights Agreement*
     4(d)          Form of Warrant Agreement*
    10(a)(i)       Form of Pooling and Servicing
                   Agreement**
    10(a)(ii)      Form of Series 1997-1 Supplement**
    10(a)(iii)     Form of Certificate Purchase Agreement**
    10(a)(iv)      Form of Loan Agreement**
    10(a)(v)       Form of Intercreditor Agreement**
    10(a)(vi)      Form of Parent Undertaking Agreement**
    10(a)(vii)     Form of Purchase Agreement (Chargit)**
    10(a)(viii)    Form of Purchase Agreement (Elder-Beerman)**
    10(a)(ix)      Form of Subordinated Note**
    10(b)(i)       Form of Credit Agreement**
    10(b)(ii)      Form of Borrower Pledge Agreement**
    10(b)(iii)     Form of Chargit Pledge Agreement**
    10(b)(iv)      Form of Security Agreement**
    10(b)(v)       Form of Chargit Guaranty**
    10(b)(vi)      Form of Bee-Gee Guaranty**
    10(b)(vii)     Form of Revolving Note**
    10(b)(viii)    Form of Assignment of Account**
    10(c)          Form of Employment Agreement for Senior Vice Presidents*
    10(d)          Form of Employment Agreement for Executive Vice Presidents*
    10(e)          Form of Severance Pay Plan for Key Employees of the Company*
    10(f)          Form of Director Indemnification Agreement*
    10(g)          Form of Officer Indemnification Agreement*
    10(h)          Form of Director and Officer Indemnification Agreement*

    10(i)         Form of The Elder-Beerman Stores Corp. Equity and Performance
                  Incentive Plan*
    10(j)         Form of Restricted Stock Agreement for Non-Employee Director*
    10(k)         Form of Restricted Stock Agreement*
    10(l)         Form of Deferred Shares Agreement*
    10(m)         Form of Nonqualified Stock Option Agreement for Non-Employee
                  Director*
    10(n)         Form of Nonqualified Stock Option Agreement*
    10(o)         Form of Employee Stock Purchase Plan*
    10(p)         Form of Comprehensive Settlement Agreement*
    10(q)         Form of Tax Indemnification Agreement*
    10(r)         Form of Tax Sharing Agreement*
    21            Subsidiaries of the Company*
    27            Financial Data Schedule*

-------------------
* Previously filed
** Filed herewith


         B.       Financial Statement Schedules

                  None.




                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                THE ELDER-BEERMAN STORES CORP.



Date:  January 23, 1998         By: /s/ Scott J. Davido, Esq.
                                    ----------------------------
                                    Scott J. Davido, Esq., Senior Vice
                                    President, General Counsel and Secretary

                    INDEX TO HISTORICAL FINANCIAL INFORMATION


                                                                                                               Page
                                                                                                               ----

Condensed Consolidated Balance Sheets (unaudited) as of November 1, 1997 and November 2, 1996...................F-2

Condensed Consolidated Statements of Operations (unaudited) for the 39-weeks ended November 1, 1997 and
         November 2, 1996.......................................................................................F-3

Condensed Consolidated Statements of Cash Flows (unaudited) for the 39-weeks ended November 1, 1997 and
         November 2, 1996.......................................................................................F-4

Notes to Condensed Consolidated Financial Statements (unaudited)................................................F-5

Independent Auditors' Report....................................................................................F-9

Consolidated Balance Sheets as of February 1, 1997 and February 3, 1996........................................F-10

Consolidated Statements of Operations for the fiscal years ended February 1, 1997, February 3, 1996 and
         January 28, 1995......................................................................................F-12

Consolidated Statements of Shareholders' Equity for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995..................................................................................F-13

Consolidated Statements of Cash Flows for the fiscal years Ended February 1, 1997, February 3, 1996 and
         January 28, 1995......................................................................................F-14

Notes to Consolidated Financial Statements.....................................................................F-15

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(Debtors in Possession)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Dollars in thousands)

                                                    Nov. 1,          Nov. 2,
                                                     1997             1996
                                                   ---------        ---------
ASSETS

Current assets:
  Cash and equivalents                             $   8,882        $   7,483
  Customer accounts receivable                       134,306          140,637
  Merchandise inventories                            188,604          180,217
  Refundable income taxes                                              10,359
  Other current assets                                25,302           11,302
                                                   ---------        ---------
      Total current assets                           357,094          349,998

Property, net                                         57,639           51,541
Other assets                                           7,265           11,759
                                                   ---------        ---------
                                                      64,904           63,300

                                                   ---------        ---------
                  Total assets                     $ 421,998        $ 413,298
                                                   =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIENCY IN ASSETS)

Current liabilities:
  Current portion of long-term obligations         $  89,410        $  87,982
  Accounts payable                                    59,398           44,989
  Accrued liabilities                                 26,562           30,048
  Liabilities of discontinued operations               9,917           10,053
                                                   ---------        ---------
        Total current liabilities                    185,287          173,072

Long-term obligations                                  5,744            5,689

Deferred Lease Incentives                              4,632            4,741

Liabilities subject to compromise                    232,454          224,205

Commitments and contingencies


Shareholders' equity (deficiency in assets):
  Series B convertible preferred stock                     7                7
  Common stock                                         6,511            6,511
  Additional paid-in capital                          23,283           23,283
  Deficit                                            (35,920)         (24,210)
                                                   ---------        ---------
                                                      (6,119)           5,591
                                                   ---------        ---------
          Total liabilities and
           shareholders' equity (deficiency
           in assets)                              $ 421,998        $ 413,298
                                                   =========        =========

See notes to condensed consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(Debtors in Possession)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
 (Dollars in thousands, except share data)


                                                     Thirty-nine Weeks Ended
                                                    --------------------------
                                                     Nov. 1,          Nov. 2,
                                                      1997             1996
                                                    ---------        ---------
Revenues:
  Net sales                                         $ 386,179        $ 378,682
  Financing                                            19,801           20,003
                                                    ---------        ---------
         Total revenues                               405,980          398,685

Costs and expenses:
  Costs of merchandise sold, occupancy
    and buying expenses                               283,127          273,397
  Selling, general and administrative                 113,456          117,999
  Provision for doubtful accounts                       4,187            4,147
  Interest expense                                      4,617            3,777
                                                    ---------        ---------
       Total costs and expenses                       405,387          399,320

Income before reorganization items
  and income taxes                                        593             (635)

Reorganization items                                   12,850           12,339
                                                    ---------        ---------
Loss before income taxes                              (12,257)         (12,974)

Income taxes
                                                    ---------        ---------

  Net (loss)                                        $ (12,257)       $ (12,974)
                                                    =========        =========

Net (Loss) per common share                         $   (1.88)       $   (1.99)
                                                    =========        =========

Average common shares outstanding (thousands)           6,511            6,511
                                                    =========        =========


See notes to condensed consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(Debtors in Possession)


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Dollars in thousands)

                                                       Thirty-nine Weeks Ended
                                                       ------------------------
                                                        Nov. 1,         Nov. 2,
                                                         1997            1996
                                                       --------        --------
Cash flows from operating activities:
  Net(loss)                                            $(12,257)       $(12,974)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
  Provision for doubtful accounts                         4,187           4,147
  Provision for depreciation & amortization               8,961           9,629
  Net loss on disposal of assets                            481           1,675
  Changes in noncash assets and liabilities:
    Accounts receivable                                   9,321            (408)
    Merchandise inventories                             (61,754)        (60,893)
    Other current assets                                 (3,649)           (916)
    Income tax refunds                                      128
    Other long-term assets                                  768              79
    Discontinued operations                                (196)         (2,290)
    Accounts payable                                     41,301          18,914
    Accrued liabilities                                  (3,996)            804
                                                       --------        --------
   Net cash used in operating activities                (16,705)        (42,233)
                                                       --------        --------
Cash flows from investing activities:
  Capital expenditures                                  (12,498)         (3,070)
  Proceeds from sale of fixed assets                                      1,200
  Proceeds from disposal of investments                                     300
                                                       --------        --------
    Net cash used in investing activities               (12,498)         (1,570)
                                                       --------        --------
Cash flows from financing activities:
  Net borrowings under DIP Facility                      31,479          37,830
  Payments on long-term obligations                        (160)           (155)
  Debt acquisition costs                                   (325)         (1,052)
                                                       --------        --------
Net cash provided by financing activities                30,994          36,623
                                                       --------        --------

Increase (decrease) in cash and equivalents               1,791          (7,180)

Cash and equivalents at beginning of year                 7,091          14,663
                                                       --------        --------
Cash and equivalents at end of thirty-nine weeks       $  8,882        $  7,483
                                                       ========        ========
Supplemental Cash Flow Information:
  Interest paid                                        $  5,244        $  4,957
  Income taxes paid                                         150

Supplemental Non-Cash Investing
 and Financing Activities:
  Property acquired from lease incentives              $               $    339

See notes to condensed consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(Debtors in Possession)


NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Dollars in thousands, except share data)

A - FINANCIAL STATEMENTS

The interim financial statements are unaudited. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the interim periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. It is suggested that the condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto for the year ended February 1, 1997. The results of operations for the period ended November 1, 1997, may not necessarily be indicative of the operating results for the full year.

B - CHAPTER 11 PROCEEDINGS

On October 17, 1995 ("the Filing Date"), The Elder-Beerman Stores Corp. ("Elder-Beerman") and each of its wholly-owned subsidiaries; The El-Bee Chargit Corp., The Bee-Gee Shoe Corp., Margo's La Mode, Inc., McCook Wholesale Corp., E-B Community Urban Redevelopment Corporation and EBA, Inc., (collectively the "Corporation"), filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court (the "Bankruptcy Court") For the Southern District of Ohio, Western Division. Pursuant to an order of the Bankruptcy Court, the individual Chapter 11 cases were consolidated for procedural purposes only and are being jointly administered by the Bankruptcy Court. The Corporation is currently operating as debtor in possession, subject to the approval of the Bankruptcy Court for certain of its proposed actions. Additionally, certain creditors of the Corporation have formed two official committees pursuant to the Bankruptcy Code. Such committees (as well as other parties in interest) have the right to review and object to transactions outside of the ordinary course of the Corporation's business and are expected to participate in the approval of the plan of reorganization.

Under Chapter 11, actions in respect of certain claims against the Corporation in existence prior to the filing of the petitions for relief under the Bankruptcy Code are stayed while the Corporation continues business operations as debtors in possession. In addition, under the Bankruptcy Code, the Corporation may reject executory contracts, including lease obligations. Parties affected by these rejections may file claims with the Bankruptcy Court in accordance with the reorganization process. Substantially all liabilities as of the petition date are subject to settlement under the plan of reorganization to be voted upon by the creditors and approved by the Bankruptcy Court. The Corporation expects to file the plan in fiscal 1997.

The Corporation is in default under the terms of substantially all prepetition loan and note agreements and certain equipment and store leases. The amounts outstanding in respect to these agreements are subject to settlement under the reorganization proceedings. Generally, as a result of the bankruptcy, the contractual terms of prepetition debt obligations are suspended. The Corporation did not accrue or pay interest on debt subsequent to the Filing Date, except as permitted. The financial statements do not include accrued interest on prepetition unsecured debt of $27,605 and $14,110 at November 1, 1997 and November 2, 1996, respectively. In the accompanying consolidated balance sheets, liabilities subject to settlement under the Chapter 11 proceedings are classified as liabilities subject to compromise and are comprised of the following:

                                                Nov. 1,        Nov. 2,
                                                 1997           1996
                                               --------       --------
Accounts payable and accrued liabilities       $ 93,884       $ 84,785
Unsecured debt                                  131,900        131,900
Secured debt                                      2,455          2,455
Capital lease obligations                         2,222          3,072
Accrued interest                                  1,993          1,993
                                               --------       --------
Total                                          $232,454       $224,205
                                               ========       ========

These amounts represent management's best estimate of all known or potential claims. Such claims remain subject to future adjustments with respect to disputed claims depending on negotiations with creditors and actions of the Bankruptcy Court in the Chapter 11 case. Consequently, the amount included in the Consolidated Balance Sheet as "Liabilities Subject to Compromise" may be subject to adjustment.

Certain prepetition liabilities have been paid after obtaining the approval of the Bankruptcy Court, including certain wages and benefits of employees, insurance costs, department leases, reclamation claims, and contractors' costs.

Under the provisions of the Bankruptcy Code the Corporation has the right to reject leases. Lessors may file claims for damages incurred from such rejections, which would be treated as prepetition liabilities. Claims filed in respect to leases for real property may not exceed the greater of an amount equal to (a) one year's rental payments or (b) payments for a period equal to 15% of the remaining term of the lease, but not in excess of three years rent. The Corporation is actively engaged in the process of reviewing its executory contracts and final decisions with respect to assuming or rejecting contracts; approval by the Bankruptcy Court is still pending.

Outstanding prepetition accounts payable have been reported net of prepetition accounts receivable and deposits from various vendors and their representatives.

Additional prepetition liabilities may arise as a result of claims filed by parties affected by the Corporation's bankruptcy filing. These claims will be analyzed and either settled or disputed in the bankruptcy proceedings. Ultimately the adjustment of the total liabilities of the Corporation remains subject to Bankruptcy Court approved plan of reorganization, and accordingly, the total amount of such liabilities is not presently determinable. Pursuant to an order of the Bankruptcy Court, the Corporation presently has the exclusive right to file a plan of reorganization through March 16, 1998.


C - GOING CONCERN

The Corporation's consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and the liquidation of liabilities and commitments in the normal course of business. The bankruptcy filings raise substantial doubt about its ability to continue as a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations, and the ability to generate sufficient cash from operations and financing sources to meet obligations. In this regard, management developed and is executing a plan which includes improving gross margins and reducing costs and possibly closing certain retail store locations. While under protection of Chapter 11, the Corporation may sell or otherwise dispose of assets, liquidate or settle liabilities, for amounts other than those reflected in the accompanying consolidated financial statements. Further, a plan of reorganization could materially change the amounts reported in the accompanying consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of the value of recorded asset amounts or the amounts and classification of liabilities that might be necessary as a result of the plan of reorganization.

D - ACCOUNTING POLICIES

On an interim basis, all costs subject to recurring year-end adjustments have been estimated and allocated ratably to the quarters. No income taxes have been provided as a valuation allowance has been established for the entire amount of deferred tax assets resulting from the Company's net losses.

E - REORGANIZATION ITEMS

Reorganization costs consist of the following:

                                         Thirty-nine Weeks Ended
                                         -----------------------
                                          Nov. 1,       Nov. 2,
                                           1997          1996
                                         --------       --------
Professional fees                         $ 8,713       $ 6,684
Restructuring                               3,683         3,546
Financing costs                               454         2,109
                                          -------       -------
      Total                               $12,850       $12,339
                                          =======       =======

Subsequent to the Chapter 11 filings, the Corporation began restructuring its business and decided, amount other things, to close stores and and terminate employees. Severance payments and other store closing costs are in restructuring costs. Financing costs include the amortization of fees associated with the DIP Facility.

F - LONG-TERM OBLIGATIONS

In connection with the Chapter 11 filing, on October 17, 1995, Elder-Beerman and Chargit entered into a Postpetition Loan and Security Agreement (the DIP Facility) with Citibank N.A. Substantially all assets are pledged as collateral for the DIP Facility.

In October 1995, the Bankruptcy Court signed an order approving the DIP Facility, which had a maturity of January 31, 1997. On September 30, 1996, the DIP Facility was extended to October 31, 1997. Further extension was approved on August 31, 1997 through January 31, 1998.

G - DISCONTINUED OPERATIONS

In fiscal 1994, the Corporation adopted formal plans to dispose of its subsidiaries Margo's La Mode, Inc. ("Margo's") and The Bee-Gee Shoe Corp. ("Bee Gee"). During fiscal 1995, the Corporation was unsuccessful in its attempt to sell Margo's and decided to liquidate the subsidiary.

In fiscal, 1996, management determined the value of Bee Gee would be more effectively realized by retaining Bee Gee as a part of the Corporation's ongoing operations. Accordingly, the consolidated balance sheets, statements of operations and cash flows reflect Bee Gee as a part of continuing operations.


H - COMMITMENTS AND CONTINGENCIES

Litigation - The Corporation is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. Management believes the outcome of any of the litigation matters that will have a material effect on the Corporation's results of operations, cash flows or financial position have been appropriately accrued.

As discussed in Note A, on October 17, 1995, the Corporation and its subsidiaries filed voluntary petitions in the Bankruptcy Court under Chapter 11 of the Bankruptcy Code. All material civil litigation commenced against the Corporation and those referenced subsidiaries prior to that date has been stayed under the Bankruptcy Code.

Other Claims - The Elder-Beerman Stores Corp. Profit-Sharing and Stock Ownership Plan Committee has made claims relevant to Fiscal Year 1998, 1997 and 1996 for corporate contributions and payment of certain expenses. The Corporation believes that such contributions are discretionary and the expenses are not liabilities of the Corporation.

Letter of Credit - At November 1, 1997, the Corporation had outstanding commercial and standby letters of credit totaling $9,077 under the DIP Facility and with other banks, relating to trade financing and insurance activities.

Insurance - The Corporation is self-insured for employee medical and workers' compensation subject to limitation for which insurance has been purchased. Management believes that those claims reported and not paid and claims incurred, but not yet reported, are appropriately accrued.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
  The Elder-Beerman Stores Corp.:

We have audited the accompanying consolidated balance sheets of The Elder-Beerman Stores Corp. and subsidiaries (Debtors in Possession) (the "Corporation") as of February 1, 1997 and February 3, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of February 1, 1997 and February 3, 1996 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

As discussed in Notes A and B, the Corporation has filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Corporation; or (d) as to operations, the effect of any changes that may be made in its business.

The accompanying consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note B, the bankruptcy filings raise substantial doubt about its ability to continue as a going concern. The continuation of its business as a going concern is contingent upon, among other things, future profitable operations, the ability to generate sufficient cash from operations and financing sources to meet obligations, and the development and confirmation of a plan of reorganization. Management's plans concerning these matters are also discussed in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties referred to herein and in the preceding paragraph.





April 18, 1997
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(DEBTORS IN POSSESSION)

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------



                                                               FEBRUARY 1,     FEBRUARY 3,
                                                                   1997            1996
ASSETS                                                           (DOLLARS IN THOUSANDS)
CURRENT ASSETS:
  Cash and equivalents                                           $  7,091      $ 14,665
  Customer accounts receivable (less allowance for doubtful
    accounts:  fiscal 1996 - $3,800; fiscal 1995 - $3,200)        147,814       144,376
  Merchandise inventories                                         126,850       119,305
  Refundable income taxes                                          10,336        10,354
  Assets of discontinued operations                                     3           581
  Other current assets                                             10,572         4,922
                                                                 --------      --------

          Total current assets                                    302,666       294,203
                                                                 --------      --------

PROPERTY:
  Land and improvements                                             1,177         1,177
  Buildings and leasehold improvements                             54,361        61,225
  Furniture, fixtures and equipment                                76,047        72,535
                                                                 --------      --------

  Total cost                                                      131,585       134,937
  Less accumulated depreciation and amortization                   77,782        74,816
                                                                 --------      --------

          Property, net                                            53,803        60,121
                                                                 --------      --------

OTHER ASSETS                                                        8,672        12,745



                                                                 --------      --------
TOTAL                                                            $365,141      $367,069
                                                                 ========      ========


See notes to consolidated financial statements.

------------------------------------------------------------------------------------------------------------


                                                                                  FEBRUARY 1,     FEBRUARY 3,
                                                                                      1997            1996
                                                                                   (DOLLARS IN THOUSANDS,
LIABILITIES AND SHAREHOLDERS' EQUITY                                                  EXCEPT SHARE DATA)
CURRENT LIABILITIES:
  Current portion of long-term obligations                                        $  57,931       $  50,100
  Accounts payable                                                                   18,877          18,177
  Accrued liabilities:
    Compensation and related items                                                    8,696           5,126
    Other taxes                                                                       6,421           5,840
    Rent                                                                              2,009           2,061
    Other                                                                            12,458          18,417
  Liabilities of discontinued operations                                             10,216          11,100
                                                                                  ---------       ---------

          Total current liabilities                                                 116,608         110,821
                                                                                  ---------       ---------

LONG-TERM OBLIGATIONS - Less current portion
                                                                                      5,669           3,100

DEFERRED LEASE INCENTIVES
                                                                                      5,051           5,172

LIABILITIES SUBJECT TO COMPROMISE                                                   231,675         229,409

COMMITMENTS AND CONTINGENCIES  (Note Q)

SHAREHOLDERS' EQUITY:
  Series B convertible preferred stock, $.01 par value, 1,250,000 shares authorized, 662,474 issued and outstanding (aggregate liquidation preference $12,700)
                                                                                          7               7
  Common stock, $1 stated value, 10,000,000 shares
    authorized, 6,510,733 shares
    issued and outstanding
                                                                                      6,511           6,511
  Additional paid-in capital                                                         23,283          23,283
  Deficit                                                                           (23,663)        (11,234)
                                                                                  ---------       ---------

          Total shareholders' equity                                                  6,138          18,567
                                                                                  ---------       ---------

TOTAL                                                                             $ 365,141       $ 367,069
                                                                                  =========       =========

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(DEBTORS IN POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------


                                                                              YEAR ENDED
                                                              --------------------------------------------

                                                              FEBRUARY 1,     FEBRUARY 3,     JANUARY 28,
                                                                 1997            1996           1995

                                                                          (DOLLARS IN THOUSANDS,
                                                                            EXCEPT SHARE DATA)
REVENUES:
  Net sales                                                    $ 569,557       $ 590,018       $ 631,100
  Financing                                                       27,451          18,913          16,226
                                                               ---------       ---------       ---------

          Total revenues                                         597,008         608,931         647,326
                                                               ---------       ---------       ---------

COSTS AND EXPENSES:
  Cost of merchandise sold, occupancy and buying expenses        410,067         457,122         466,785
  Selling, general and administrative expenses                   156,892         169,919         171,774
  Key employees performance bonus plan expense                     4,994               -               -
  Hiring and recruiting expenses for new executives                1,435              86               -
  Provision for doubtful accounts                                  6,680           5,878           3,459
  Interest expense                                                 6,467           9,557           9,898
  Other income                                                    (1,106)              -               -
                                                               ---------       ---------       ---------

          Total costs and expenses                               585,429         642,562         651,916
                                                               ---------       ---------       ---------

INCOME (LOSS) BEFORE REORGANIZATION ITEMS
  AND INCOME TAX EXPENSE (BENEFIT)                                11,579         (33,631)         (4,590)

REORGANIZATION ITEMS                                             (23,648)        (19,711)              -
                                                               ---------       ---------       ---------

LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)
  AND DISCONTINUED OPERATIONS                                    (12,069)        (53,342)         (4,590)

INCOME TAX EXPENSE (BENEFIT)                                         360          (2,332)         (2,526)
                                                               ---------       ---------       ---------

LOSS BEFORE DISCONTINUED OPERATIONS                              (12,429)        (51,010)         (2,064)

DISCONTINUED OPERATIONS                                                -         (12,276)        (11,291)
                                                               ---------       ---------       ---------

NET LOSS                                                       $ (12,429)      $ (63,286)      $ (13,355)
                                                               =========       =========       =========

EARNINGS (LOSS) PER COMMON SHARE:
  Continuing operations                                        $   (1.90)      $   (7.83)      $   (0.32)
  Preferred stock dividend                                                                         (0.14)
  Discontinued operations                                                          (1.89)          (1.73)
                                                               ---------       ---------       ---------

                                                               $   (1.90)      $   (9.72)      $   (2.19)
                                                               =========       =========       =========


See notes to consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(DEBTORS IN POSSESSION)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------



                                                                                                                TOTAL
                                                       PREFERRED                 ADDITIONAL     RETAINED       SHARE-
                                                         STOCK        COMMON       PAID-IN      EARNINGS      HOLDERS'
                                                        SERIES B      STOCK        CAPITAL      (DEFICIT)      EQUITY

SHAREHOLDERS' EQUITY AT
  JANUARY 29, 1994                                        $ 7        $ 6,511      $ 11,358      $ 74,745      $ 92,621

CASH DIVIDENDS:
  Common stock ($.22 per share)                                                                   (1,432)       (1,432)
  Preferred stock - Class B ($1.39 per share)                                                       (921)         (921)

PROPERTY DIVIDEND                                                                                 (6,985)       (6,985)

CONTRIBUTION TO CAPITAL                                                             11,925                      11,925

NET LOSS                                                                                         (13,355)      (13,355)
                                                          ---        -------      --------     ---------       -------

SHAREHOLDERS' EQUITY AT
  JANUARY 28, 1995                                          7          6,511        23,283        52,052        81,853

NET LOSS                                                                                         (63,286)      (63,286)
                                                          ---        -------      --------     ---------       -------

SHAREHOLDERS' EQUITY AT
  FEBRUARY 3, 1996                                          7          6,511        23,283       (11,234)       18,567

NET LOSS                                                                                         (12,429)      (12,429)
                                                          ---        -------      --------     ---------       -------

SHAREHOLDERS' EQUITY AT
  FEBRUARY 1, 1997                                        $ 7        $ 6,511      $ 23,283     $ (23,663)      $ 6,138
                                                          ====       ========     =========    ===========     =======


See notes to consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(DEBTORS IN POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                     YEAR ENDED
                                                                                  ---------------------------------------------

                                                                                    FEBRUARY 1,     FEBRUARY 3,      JANUARY 28,
                                                                                        1997            1996            1995
                                                                                      ---------       ---------       ---------

                                                                                           (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                            $ (12,429)      $ (63,286)      $ (13,355)
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities:
    Provision for doubtful accounts                                                       6,680           5,878           3,459
    Deferred income taxes                                                                     -           5,270           1,861
    Provision for depreciation and amortization                                          13,139          15,768          11,716
    Loss on disposal of assets                                                            1,737           6,640             421
    Loss on equipment settlements                                                         7,457               -               -
  Changes in noncash assets and liabilities:
    Customer accounts receivable                                                        (10,118)         (9,621)        (24,409)
    Merchandise inventories                                                              (7,545)         23,980          10,213
    Other current assets                                                                 (5,331)         (2,841)            279
    Other long-term assets                                                                  916          (1,202)              -
    Discontinued operations                                                                   -             583           8,317
    Accounts payable                                                                     (2,709)         66,850          (2,502)
    Accrued liabilities                                                                  (2,478)          8,063          (4,445)
    Deferred lease incentives                                                               365           1,048          (4,099)
                                                                                      ---------       ---------       ---------

          Net cash provided by (used in) operating activities                           (10,316)         57,130         (12,544)
                                                                                      ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of customer accounts receivable, net                                                               15,000
  Capital expenditures                                                                   (4,759)        (11,401)        (12,753)
  Proceeds from surrender of insurance policies                                             271           3,000               -
  Proceeds from sale of property                                                          1,200               -               -
  Proceeds from sale of investment                                                          300               -               -
  Acquisition of securitized receivables                                                      -        (115,000)              -
                                                                                      ---------       ---------       ---------

          Net cash used in investing activities                                          (2,988)       (123,401)          2,247
                                                                                      ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the sale of senior notes                                                                                 50,000
  Net borrowings (payments) on bankers' acceptance and revolving lines of credit              -          29,500         (39,900)
  Payments on long-term obligations                                                        (991)         (1,200)         (8,944)
  Debt acquisition costs                                                                 (1,052)         (3,875)           (741)
  Contribution to capital                                                                                                11,925
  Cash dividends paid                                                                                                    (2,353)
  Net borrowings under DIP Facility                                                       7,773          50,000               -
                                                                                      ---------       ---------       ---------

          Net cash provided by financing activities                                       5,730          74,425           9,987
                                                                                      ---------       ---------       ---------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                              (7,574)          8,154            (310)
                                                                                                                      ---------
CASH AND EQUIVALENTS - Beginning of year                                                 14,665           6,511           6,821
                                                                                      ---------       ---------       ---------

CASH AND EQUIVALENTS - End of year                                                    $   7,091       $  14,665       $   6,511
                                                                                      =========       =========       =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                                       $   6,929       $  11,053       $  10,388
  Income taxes paid                                                                         335             300           5,823

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Property acquired from lease incentives                                             $     366       $   1,956       $     584
  Property acquired from lease settlements                                                3,142               -               -
  Property dividend                                                                           -               -           6,985


See notes to consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
(DEBTORS IN POSSESSION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
-------------------------------------------------------------------------------


A.    CHAPTER 11 PROCEEDINGS

      On October 17, 1995 ("the Filing Date"), The Elder-Beerman Stores Corp. ("Elder-Beerman") and each of its wholly-owned subsidiaries, The El-Bee Chargit Corp., The Bee-Gee Shoe Corp., Margo's La Mode, Inc., McCook Wholesale Corp., E-B Community Urban Redevelopment Corporation and EBA, Inc., (collectively the "Corporation"), filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court (the "Bankruptcy Court") for the Southern District of Ohio, Western Division. Pursuant to an order of the Bankruptcy Court, the individual Chapter 11 cases were consolidated for procedural purposes only and are being jointly administered by the Bankruptcy Court. The Corporation is currently operating as debtor in possession, subject to the approval of the Bankruptcy Court for certain of its proposed actions. Additionally, certain creditors of the Corporation have formed two official committees pursuant to the Bankruptcy Code. Such committees (as well as other parties in interest) have the right to review and object to transactions outside of the ordinary course of the Corporation's business and are expected to participate in the approval of the plan of reorganization.

      Under Chapter 11, actions in respect of certain claims against the Corporation in existence prior to the filing of the petitions for relief under the Bankruptcy Code are stayed while the Corporation continues business operations as debtors in possession. In addition, under the Bankruptcy Code, the Corporation may reject executory contracts, including lease obligations. Parties affected by these rejections may file claims with the Bankruptcy Court in accordance with the reorganization process. Substantially all liabilities as of the petition date are subject to settlement under the plan of reorganization to be voted upon by the creditors and approved by the Bankruptcy Court. The Corporation expects to file the plan in fiscal 1997.

      At February 1, 1997, the Corporation is in default under the terms of substantially all prepetition loan and note agreements and certain equipment and store leases. The amounts outstanding in respect to these agreements are subject to settlement under the reorganization proceedings. Generally, as a result of the bankruptcy, the contractual terms of prepetition debt obligations are suspended. The Corporation did not accrue or pay interest on debt subsequent to the Filing Date, except as permitted. The financial statements do not include accrued interest on prepetition unsecured debt of $17,483 and $4,251 at February 1, 1997 and February 3, 1996, respectively. In the accompanying consolidated balance sheets, liabilities subject to settlement under the Chapter 11 proceedings are classified as liabilities subject to compromise and are comprised of the following:

                                                    1997            1996

Accounts payable and accrued liabilities              $ 92,209        $ 86,597
Unsecured debt                                         131,900         131,900
Secured debt                                             2,455           5,250
Capital lease obligations                                2,834           3,657
Accrued interest                                         2,277           2,005
                                                     ---------       ---------

Total                                                $ 231,675       $ 229,409
                                                     =========       =========

      These amounts represent management's best estimate of all known or potential claims. Such claims remain subject to future adjustments with respect to disputed claims depending on negotiations with creditors and actions of the Bankruptcy Court in the Chapter 11 case. Consequently, the amount included in the Consolidated Balance Sheet as "Liabilities Subject to Compromise" may be subject to adjustment.

      Certain prepetition liabilities have been paid after obtaining the approval of the Bankruptcy Court, including certain wages and benefits of employees, insurance costs, department leases, reclamation claims, and contractors' costs.

      Under the provisions of the Bankruptcy Code the Corporation has the right to reject leases. Lessors may file claims for damages incurred from such rejections, which would be treated as prepetition liabilities. Claims filed in respect to leases for real property may not exceed the greater of an amount equal to (a) one year's rental payments or (b) payments for a period equal to 15% of the remaining term of the lease, but not in excess of three years rent. The Corporation is actively engaged in the process of reviewing its executory contracts and final decisions with respect to assuming or rejecting contracts; approval by the Bankruptcy Court is still pending.

      Outstanding prepetition accounts payable have been reported net of prepetition accounts receivable and deposits from various vendors and their representatives.

      Additional prepetition liabilities may arise as a result of claims filed by parties affected by the Corporation's bankruptcy filing. These claims will be analyzed and either settled or disputed in the bankruptcy proceedings. Ultimately the adjustment of the total liabilities of the Corporation remains subject to a Bankruptcy Court approved plan of reorganization, and accordingly, the total amount of such liabilities is not presently determinable. Pursuant to an order of the Bankruptcy Court, the Corporation presently has the exclusive right to file a plan of reorganization through August 18, 1997.

B.    GOING CONCERN

      The Corporation's consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and the liquidation of liabilities and commitments in the normal course of business. The bankruptcy filings raise substantial doubt about its ability to continue as a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations, and the ability to generate sufficient cash from operations and financing sources to meet obligations. In this regard, management developed and is executing a plan which includes improving gross margins and reducing costs and possibly closing certain retail store locations. While under the protection of Chapter 11, the Corporation may sell or otherwise dispose of assets, and liquidate or settle liabilities, for amounts other than those reflected in the accompanying consolidated financial statements. Further, a plan of reorganization could materially change the amounts reported in the accompanying consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of the value of recorded asset amounts or the amounts and classification of liabilities that might be necessary as a result of the plan of reorganization.

C.    SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF OPERATIONS - The Corporation operates principally in midwestern states, through retail department stores and free-standing shoe stores. The women's specialty stores (Margo's La Mode, Inc.) were liquidated in 1995 (see Note N). Beerman-Peal Holdings, Inc. owns all outstanding common stock of the Corporation.

      ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of The Elder-Beerman Stores Corp. and subsidiaries (including The El-Bee Chargit Corp., a finance subsidiary). All significant intercompany balances and transactions have been eliminated in consolidation.

      FISCAL YEAR - The Corporation's fiscal year ends on the Saturday nearest January 31. Fiscal year 1996 consists of 52 weeks, fiscal year 1995 consists of 53 weeks and fiscal year 1994 consists of 52 weeks ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively.

      CASH AND EQUIVALENTS - The Corporation considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

      CUSTOMER ACCOUNTS RECEIVABLE - Customer accounts receivable are classified as current assets since the average collection period is generally less than one year.

      MERCHANDISE INVENTORIES - Retail inventory is determined principally by the retail method applied on a last-in, first-out (LIFO) basis and is stated at the lower of cost or market. If the first-in, first-out (FIFO) basis had been used, inventories would be higher by $8,048 at February 1, 1997 and $7,252 at February 3, 1996.

      PROPERTY is stated at cost less accumulated depreciation determined by the straight-line method over the expected useful lives of the assets. Assets held under capital leases and related obligations are recorded initially at the lower of fair market value or the present value of the minimum lease payments. The straight-line method is used to amortize such capitalized costs over the lesser of the expected useful life of the asset or the life of the lease.

      OTHER ASSETS include the value assigned to lease agreements acquired in an acquisition which is being amortized over the lease terms. The Corporation continually evaluates, based upon income and/or cash flow projections and other factors as appropriate, whether events and circumstances have occurred that indicate that the remaining estimated useful life of the asset warrants revision or that the remaining balance of this asset may not be recoverable.

      During fiscal year 1995, the Corporation adopted Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Upon the adoption of FASB No. 121, the Corporation recognized an impairment loss of $551 related to the value assigned to lease agreements associated with closed stores, which is included in cost of merchandise sold, occupancy and buying expenses.



      FINANCIAL INSTRUMENTS - The Company utilizes interest rate swap agreements to manage its interest rate risks when receivables are sold under asset securitization programs or other borrowings. The Company does not hold or issue derivative financial instruments for trading purposes. The Company does not have derivative financial instruments that are held or issued and accounted for as hedges of anticipated transactions. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. Gains or losses on terminated interest rate swap agreements are included in long-term liabilities or assets and amortized to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched. Gains or losses on the mark to market for interest rate swap agreements that do not qualify for hedge accounting are recorded as income or expense each period.


      REVENUES are recognized on merchandise inventory sold upon receipt by the customer.

      PRE-OPENING COSTS associated with opening new stores are charged to expense over the first fiscal year of store operations.

      INCOME TAXES - The Corporation files a consolidated income tax return. Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements less any valuation allowance (see Note I).

      EARNINGS (LOSS) PER COMMON SHARE are computed by dividing net income
      (loss) less preferred stock dividends, if any, by the weighted average number of common shares outstanding, and common stock equivalents, if dilutive. The average number of common shares outstanding during fiscal 1996, 1995 and 1994 was 6,510,733.

      The Corporation calculates earnings per share using methods prescribed by Accounting Principles Board Opinion (APB) No. 15, "Earnings per Share." In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which replaces APB No. 15 and requires adoption for periods ending after December 15, 1997. The Statement will require dual presentation of basic and diluted earnings per share on the face of the statement of operations. The Corporation believes that the basic and diluted earnings (loss) per share calculated pursuant to SFAS No. 128 are not materially different from primary earnings (loss) per share calculated under APB No. 15.

      RECLASSIFICATIONS - Certain amounts in the fiscal 1995 and fiscal 1994 financial statements have been reclassified to conform with the 1996 presentation.

D.    CUSTOMER ACCOUNTS RECEIVABLE

      Customer accounts receivable, which represent finance subsidiary receivables (Note E), are classified as shown in the following table. Interest is charged at an annual rate of 18% to 21%, depending on state law.

                                                     FEBRUARY 1,     FEBRUARY 3,
TYPE OF ACCOUNT                                         1997            1996
Optional and other                                    $ 140,623       $ 134,793
Deferred payment                                         12,239          14,324
                                                      ---------       ---------

          Total                                         152,862         149,117
Less:
  Allowance for doubtful accounts                        (3,800)         (3,200)
  Unearned interest                                      (1,248)         (1,541)
                                                      ---------       ---------

          Customer accounts receivable, net           $ 147,814       $ 144,376
                                                      =========       =========


                                                      YEAR ENDED
                                        -------------------------------------------
                                         FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,
                                           1997          1996           1995
Allowance for doubtful accounts:
Balance, beginning of year                $ 3,200        $ 1,700        $ 1,709
Provision                                   6,680          5,878          3,459
Charge offs, net of recoveries             (6,080)        (4,378)        (3,468)
                                          -------        -------        -------

Balance, end of year                      $ 3,800        $ 3,200        $ 1,700
                                          =======        =======        =======


      Customer accounts receivable result from the Corporation's proprietary credit card sales to customers residing principally in the midwestern states. As such, the Corporation believes it is not dependent on a given industry or business for its customer base and therefore has no significant concentration of credit risk.

      Deferred payment accounts include the remaining unearned interest charge to be received. Unearned interest is amortized to finance income using the effective interest method.

E.    FINANCE SUBSIDIARY

      The El-Bee Chargit Corp. ("Chargit") purchases substantially all Elder-Beerman and subsidiaries' proprietary credit card receivables; such receivables are purchased at a 2% discount. Customer accounts receivable held by the finance subsidiary are included in Note D; purchase discounts are eliminated in consolidation.


                                                    FEBRUARY 1,     FEBRUARY 3,
BALANCE SHEETS                                         1997            1996

Assets:
  Customer accounts receivable - net                $ 147,814         $ 144,376
  Unamortized purchase discount                        (3,057)           (2,983)
  Intercompany - prepetition                            4,845             4,845
  Other assets                                          2,295             2,882
                                                    ---------         ---------

          Total                                     $ 151,897         $ 149,120
                                                    =========         =========

Liabilities and shareholders' equity:
  Liabilities                                       $   2,286         $   3,811
  Intercompany - postpetition                         114,769           124,251
  Liabilities subject to compromise                       445               452
  Shareholders' equity                                 34,397            20,606
                                                    ---------         ---------

          Total                                     $ 151,897         $ 149,120
                                                    =========         =========





                                                                         YEAR ENDED
                                                         --------------------------------------------

                                                          FEBRUARY 1,    FEBRUARY 3,  JANUARY 28,
STATEMENTS OF OPERATIONS                                       1997          1996        1995

Revenues:
  Financing (net of securitization expense of $5,933,
    and $5,125 for fiscal 1995 and 1994, respectively)      $ 27,451       $ 18,913      $ 16,226
  Purchase discount                                            5,277          5,594         5,843
                                                            --------       --------      --------

          Total revenues                                      32,728         24,507        22,069
                                                            --------       --------      --------

Expenses:
  Selling, general and administrative                          6,517          6,486         5,728
  Provision for doubtful accounts                              6,680          5,878         3,459
  Other income                                                (1,106)             -             -
                                                            --------       --------      --------

          Total expenses                                      12,091         12,364         9,187
                                                            --------       --------      --------

Income before reorganization items and income taxes           20,637         12,143        12,882
Reorganization items                                               -          5,288             -
                                                            --------       --------      --------

Income before income taxes                                  $ 20,637       $  6,855      $ 12,882
                                                            ========       ========      ========

      Prior to the Filing Date, the Corporation had a variable rate asset securitization agreement with a commercial bank whereby it could sell up to $115,000 of customer accounts receivable. The Corporation sold approximately $115,000 of customer accounts receivable under this agreement. These receivables were sold with a repurchase liability for balances ultimately determined to be uncollectible. As a result of the bankruptcy filing, the Corporation discontinued its accounts receivable sale program and terminated its asset securitization agreement. Upon termination of the accounts receivable sale program, the interest rate swaps were unmatched and a $5,025 mark to market adjustment was recorded as reorganization expense in fiscal 1995.

      Through the Filing Date, the Corporation utilized interest rate swap agreements to effectively establish long-term fixed rates on receivables sold under the asset securitization agreement, thus reducing the impact of interest rate changes on future income. These swap agreements involved the receipt of variable rate amounts in exchange for fixed rate interest payments over the life of the agreement. The differential between the fixed and variable rates to be paid or received was accrued as interest rates changed and recognized as an adjustment to finance income related to the receivables sold. Notional amounts of effective swap agreements hedged against receivables sold were $55,000 at October 17, 1995. At February 1, 1997, the Corporation has outstanding swap agreements with notional amounts totaling $55,000. A portion of these swaps have been hedged against the DIP Facility through October 31, 1997 (Note G).

      During 1995, but prior to the Filing Date, the Corporation entered into interest rate swaps under a master agreement with notional amounts of $50,000 with an effective date subsequent to the Filing Date. The Corporation violated and defaulted on the master agreement which includes a penalty for default. As of the Filing Date, the estimated market value of the interest rate swaps under the master agreement is recorded as a liability subject to compromise and included in reorganization expense.

      The Corporation is exposed to credit related losses in the event of non-performance by the counterparties to the swap agreements. The Corporation does not anticipate non-performance by any of its counterparties. The Corporation is exposed to market related losses on the unmatched portion of interest rate swaps. In fiscal 1996, the mark to market adjustment of $1,106 is recorded as other income. The amounts the Corporation ultimately will realize could differ materially in the near term from the market values recorded at February 1, 1997.

F.    OTHER LONG-TERM ASSETS

                                                         FEBRUARY 1,   FEBRUARY 3,
                                                            1997          1996

Value assigned to lease agreements                       $ 2,681         $ 2,900
Receivables from developers                                2,380           3,883
Unamortized debt issuance costs                              454           2,462
Other                                                      3,157           3,500
                                                         -------         -------

          Total other long-term assets                   $ 8,672         $12,745
                                                         =======         =======




      Receivables from developers represent receivables related to lease incentives, in the form of construction reimbursements and advertising allowances and are included in other long-term assets because payment of certain construction reimbursements by the developer to the Corporation will coincide with the Corporation's lease assumption and/or payments for construction work performed.

G.    LONG-TERM OBLIGATIONS

      In connection with the Chapter 11 filing, on October 17, 1995, Elder-Beerman and Chargit entered into a Postpetition Loan and Security Agreement (the DIP Facility) with Citibank N.A. Substantially all assets are pledged as collateral for the DIP Facility.

      In October 1995, the Bankruptcy Court signed an order approving the DIP Facility, which had a maturity of January 31, 1997. On September 30, 1996, the DIP Facility was extended to October 31, 1997. The DIP Facility provides for borrowings and letters of credit in an aggregate amount of $175,000 as of February 1, 1997, subject to a borrowing base formula based primarily on eligible accounts receivable and merchandise inventories. The DIP Facility contains financial covenants related to certain permitted reorganization expenditures, working capital, capital expenditures and attainment of earnings before interest, taxation, depreciation, amortization and reorganization items. In addition, the agreement contains certain other restrictive covenants including limitations on the incurrence of additional liens and indebtedness, the amount of prepetition claim payments, and a prohibition on payment of dividends.

      Commitment and related fees of $1,052 and $3,179 paid during fiscal years 1996 and 1995, respectively, in connection with the origination of and amendments to the DIP Facility are amortized as reorganization expense over the term of the DIP Facility.

      The DIP Facility includes borrowing sublimits relating to merchandise inventories and letters of credit. Regarding merchandise inventories, the Corporation may borrow on up to $65,000 of eligible merchandise inventories. The sublimit for letters of credit is $20,000. Borrowings bear interest at either prime plus .50% or LIBOR plus 1.50%. The prime and LIBOR borrowing rates at February 1, 1997 were 8.25% and 5.4375%, respectively. The rate on average daily outstanding letters of credit is 1.5% per annum. Additionally, the Corporation is required to pay a commitment fee of .5% per annum of the average daily unused portion of the total amount available under the DIP Facility. As of February 1, 1997, the Corporation had $57,773 in outstanding borrowings and $6,960 of outstanding letters of credit.

      As a result of the Chapter 11 filing (see Note A), debt outstanding at the Filing Date has been classified as "Liabilities Subject to Compromise". No principal or interest payments on prepetition debt will be made without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been confirmed. In addition, the Corporation is in default of substantially all of its prepetition debt agreements. The Corporation's defaults will be settled as part of the reorganization plan.

      Long-term obligations consist of the following:

                                                                   FEBRUARY 1,     FEBRUARY 3,
                                                                     1997            1996

DIP Facility, due October 31, 1997, 6.9375% to 8.75%               $ 57,773      $ 50,000
Revolving credit arrangement                                          3,600         3,600
Unsecured credit facility:
  Eurodollar borrowings                                              40,000        40,000
  Bankers' acceptances                                               13,300        13,300
  Competitive bid advances                                            5,000         5,000
Unsecured senior notes payable, Series A-C                           50,000        50,000
Unsecured senior notes payable                                       20,000        20,000
Mortgage note payable, 9.75%                                          2,727         2,795
Industrial development revenue bonds, variable rates based on
  published index of tax-exempt bonds or prime, 3.66%                 5,555         5,655
Capital lease obligations (Note H)                                    2,834         3,657
                                                                   --------      --------

Total                                                               200,789       194,007

Less:
  Liabilities subject to compromise                                 137,189       140,807
  DIP Facility                                                       57,773        50,000
  Current portion of long-term obligations, not subject
    to compromise                                                       158           100
                                                                   --------      --------

Net long-term obligations                                          $  5,669      $  3,100
                                                                   ========      ========



      Maturities of borrowings not classified as liabilities subject to compromise are $57,931 in 1997, $163 in 1998, $170 in 1999, $177 in 2000,
      $185 in 2001, and $4,974 thereafter.

      As of October 17, 1995, the Corporation ceased accruing interest on unsecured prepetition debt. All or a portion of such interest (approximately $17,483 at February 1, 1997 and $4,251 at February 3, 1996) may not be payable unless permitted by the bankruptcy court.

      During fiscal 1996 and 1995, the Corporation utilized interest rate swap agreements to reduce the impact of interest rate changes on portions of its variable rate debt. Swaps with a notional amount of $45,000 have been matched against the DIP Facility since the Filing Date. During 1996, the weighted average rate paid, net of amortization of the recorded market value liability, was 5.8% and the weighted average rate received was 5.6%. The differential between the fixed rates paid and variable rates received is recognized as an adjustment to interest expense.

      Collateral for the industrial development revenue bonds and the mortgage note payable is land, buildings, furniture, fixtures and equipment with a net book value of $5,998 at February 1, 1997. Mechanics' liens have been filed for improvements made to certain properties.

H.    LEASES

      The Corporation leases retail store properties and certain equipment. Generally, leases are net leases which require the payment of executory expenses such as real estate taxes, insurance, maintenance and other operating costs, in addition to minimum rentals. Leases for retail stores generally contain renewal or purchase options, or both, and generally provide for contingent rentals based on a percentage of sales. At February 1, 1997, the Corporation is in default under the terms of certain equipment and retail property leases.

      Minimum annual rentals, for leases having initial or remaining noncancelable lease terms in excess of one year at February 1, 1997, are as follows:

                                                                                   CAPITAL
                                                    OPERATING LEASES               LEASES
                                         --------------------------------------- ------------
                                                        RELATED
FISCAL YEAR                               OTHER          PARTY           TOTAL

  1997                                  $ 15,349        $ 3,078        $ 18,427     $ 1,032
  1998                                    13,669          3,073          16,742         768
  1999                                    11,468          3,072          14,540         529
  2000                                     9,539          3,028          12,567         469
  2001                                     9,095          2,086          11,181         290
  Thereafter                              68,198         16,610          84,808         277
                                          -------        -------         -------        ---

  Minimum lease payments               $ 127,318       $ 30,947       $ 158,265       3,365
                                       ==========      =========      ==========
  Less imputed interest                                                                 531
                                                                                     ------

  Present value of net minimum lease
    payments                                                                        $ 2,834
                                                                                    =======


                                                                                    YEAR ENDED
                                                                    --------------------------------------------

                                                                         FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,
RENT EXPENSE                                                                1997         1996           1995
Operating leases:
  Minimum                                                                 $ 20,489      $ 23,228       $ 13,585
  Contingent                                                                 2,136         2,766          2,599
                                                                          ---------     ---------      --------

Total rent expense                                                        $ 22,625      $ 25,994       $ 16,184
                                                                          =========     =========      ========


                                                                                    FEBRUARY 1,  FEBRUARY 3,
ASSETS HELD UNDER CAPITAL LEASES                                                       1997         1996

Buildings                                                                         $ 11,033       $ 11,033
Less accumulated depreciation and amortization                                       9,565          9,120
                                                                                  ---------      --------

Net                                                                                $ 1,468        $ 1,913
                                                                                   ========       =======





      Assets acquired under capital leases are included in the consolidated balance sheets as property, while the related obligations are included in liabilities subject to compromise (see Note A).

I.    INCOME TAXES

      Income tax provision (benefit) consists of the following:

                                                                      YEAR ENDED
                                                        -----------------------------------------------

                                                        FEBRUARY 1,    FEBRUARY 3,     JANUARY 28,
                                                          1997            1996           1995
Current:
  Federal                                                  $    -       $(10,400)      $ (6,138)
  State and local                                             360            504            442
                                                         --------       --------       --------

                                                              360         (9,896)        (5,696)
                                                         --------       --------       --------
Deferred:
  Net operating losses and tax credit carryforwards       (13,560)        (6,487)             -
  Interest                                                  6,119              -              -
  Deferred income                                           1,513           (270)           150
  Inventory                                                 2,398         (1,766)           223
  Depreciation                                             (3,726)        (1,108)          (447)
  Restructuring                                             1,393            136              -
  Discontinued operations (Note N)                            158           (274)        (4,286)
  Other                                                      (790)        (1,462)         1,935
  Valuation allowance                                       6,495         20,787              -
                                                         --------       --------       --------

                                                                -          9,556         (2,425)
                                                         --------       --------       --------

          Income tax expense (benefit)                   $    360       $   (340)      $ (8,121)
                                                         ========       ========       ========

Income statement classification:
  Continuing operations                                  $    360       $ (2,332)      $ (2,526)
  Discontinued operations                                       -          1,992         (5,595)
                                                         --------       --------       --------

          Total                                          $    360       $   (340)      $ (8,121)
                                                         ========       ========       ========


      The income tax provision varies from the statutory rate primarily because of the valuation allowance and certain expenses not deductible for tax purposes.

      The current tax benefit in fiscal 1995 includes the carryback of net operating losses for a refund of prior taxes paid. The refund request was filed with the Internal Revenue Service ("IRS") by the Corporation's parent, Beerman-Peal Holdings, Inc.

      In fiscal 1995, the IRS issued a notice of proposed adjustment to the Corporation asserting the Corporation owed additional federal income taxes with respect to its consolidated income tax returns filed for the fiscal years 1989, and 1992 through 1994. The case was tried in Bankruptcy Court. A decision was rendered in March 1997 rejecting the IRS claim in its entirety; the IRS has appealed the Bankruptcy Court's decision to the District Court. Management believes the effect of any adjustment to federal and state income tax returns resulting from the audit will not have a material effect on the Corporation's financial position, results of operations or cash flows.

      Deferred income taxes consist of the following:

                                                        FEBRUARY 1,   FEBRUARY 3,
                                                           1997           1996
Deferred tax assets:
  Net operating losses and tax credit carryforwards      $ 20,047       $  6,487
  Discontinued operations                                   2,362          2,520
  Deferred income                                           2,406          3,919
  Bad debts                                                 1,414          1,121
  Inventory basis                                           1,208          3,606
  Deferred compensation                                     1,092          1,092
  Restructuring                                               511          1,904
  Other                                                     4,706          6,286
                                                         --------       --------

                                                           33,746         26,935
  Valuation allowance                                     (27,282)       (20,787)
                                                         --------       --------

          Total deferred tax assets                         6,464          6,148
                                                         --------       --------

Deferred tax liabilities:
  Interest expense                                          6,119              -
  Depreciation                                                219          3,945
  Other                                                       126          2,203
                                                         --------       --------

          Total deferred tax liabilities                    6,464          6,148
                                                         --------       --------

          Net                                            $      0       $      0
                                                         ========       ========




      The net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets will result in future benefits only if the Corporation has taxable income in future periods. Under current accounting pronouncements, future taxable income cannot be assumed. In addition, net operating losses may be reduced due to the bankruptcy proceeding and the IRS assessment previously discussed. Accordingly, a 100% valuation allowance has been recorded.

      The federal net operating loss carryforward is approximately $49,482 and is available to reduce federal taxable income through 2011. The tax credit carryforward is approximately $2,728; $632 will expire in 2009 and 2010, and the balance is an indefinite carryforward.

J.    EMPLOYEE BENEFIT PLAN

      A defined-contribution employee benefit plan (the "Plan") covers substantially all employees. The Corporation may contribute to the Plan based on a percentage of compensation and on a percentage of income before income taxes. No contributions were made in fiscal year 1996 and 1995 (Note Q). Corporate contributions to the Plan were approximately $1,391 in fiscal year 1994. Eligible employees can make contributions to the Plan through payroll withholdings of one to fifteen percent of their annual compensation. The Plan includes an employee stock ownership (ESOP) component. At February 1, 1997, the Plan held all of the outstanding Preferred Shares of the Corporation (Note M). Under the ESOP component, the Corporation is required to repurchase these shares from the Plan, to the extent necessary, for the Plan to provide participant distributions. Such Preferred Share repurchases would require approval of the Bankruptcy Court.

K.    DEFERRED COMPENSATION AND BONUS PLAN

      The Corporation has unfunded deferred compensation plans for certain retired and current executive officers, management personnel and the board of directors. Upon establishment of the key employee bonus programs, certain deferred compensation agreements were waived by the executives. At February 1, 1997 and February 3, 1996, the deferred compensation obligations of $3,122 are included in accounts payable and accrued liabilities as Liabilities Subject to Compromise (see Note A). Deferred compensation expense, including service cost and interest on the accrued obligation, was $406 and $492 in 1995 and 1994, respectively. No such expense was incurred during the current year. The assumed discount rate is generally 6%.

      The Corporation established a key employee bonus program for the duration of its Chapter 11 reorganization. Bonus amounts are determined primarily on operating results and continued employment.

L.    TRANSACTIONS WITH RELATED PARTIES

      Transactions with related parties are as follows:

                                                       FEBRUARY 1,  FEBRUARY 3,
                                                          1997          1996
Customer accounts receivable                              $ 368        $ 400
Other current assets                                         60          563
Other long-term assets                                      460            -
Accounts payable and other liabilities                      536          190
Liabilities subject to compromise                           951          506



      See Note I for federal refundable income tax request filed by parent company.

      Repayment of certain obligations of the Corporation owed to a vendor are guaranteed by a related party.

      The Corporation leases real estate under operating leases from certain affiliated entities and directors, and made payments to these related parties totaling $3,742, $4,129 and $2,996 in fiscal years 1996, 1995 and 1994, respectively.

M.    SHAREHOLDERS' EQUITY

      PREFERRED STOCK - Each Series B Preferred Share provides cumulative dividends at $1.39 per share and is convertible to .7 shares of common stock. Shares may be called, after January 31, 1999, at the option of the Corporation for a price of $20.32 declining to $19.17 in 2005 and thereafter. These shareholders are also entitled to receive out of the assets of the Corporation liquidating distributions in the amount of $19.17 per share upon any voluntary or involuntary liquidation of the Corporation. At February 1, 1997, there were 463,732 shares of common stock reserved for conversion of Series B Preferred Shares. Dividends in arrears at February 1, 1997 and February 3, 1996 were $1,842 and $921, respectively.

      RETAINED EARNINGS - Stock repurchases and dividend payments would require approval of the Bankruptcy Court. No dividends were declared or paid during fiscal year 1996 and 1995. The Corporation declared and distributed a $6,985 dividend in the form of property during fiscal year 1994. The dividend was recorded at the net book value of the property transferred.

N.    DISCONTINUED OPERATIONS

      In fiscal 1994, the Corporation adopted formal plans to dispose of its subsidiaries Margo's La Mode, Inc. ("Margo's") and The Bee-Gee Shoe Corp. ("Bee Gee") and recorded reserves for loss on disposal of $9,834, net of tax benefit of $5,066. During fiscal 1995, the Corporation was unsuccessful in its attempt to sell Margo's and decided to liquidate the subsidiary. In connection with the liquidation, Margo's has rejected all of its existing operating leases. During fiscal 1996 and 1995, the Corporation closed 5 and 44 Bee Gee locations, respectively, and rejected certain leases. The ultimate settlement of these liabilities is contingent upon approval of the creditors' committees and the Bankruptcy Court. The remaining assets of Bee Gee were held for sale at February 3, 1996.

      During fiscal 1996, management determined the value of Bee Gee would be more effectively realized by retaining Bee Gee as a part of the Corporation's ongoing operations. Accordingly, the balance sheet for fiscal 1995 and the results of operations for fiscal 1995 and fiscal 1994 have been reclassified to continuing operations.

                                                              MARGO'S
                                                            LA MODE, INC.
                                                    ---------------------------

                                                                YEAR ENDED
                                                     ---------------------------

                                                       FEBRUARY 1,   FEBRUARY 3,
ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS:         1997          1996
Merchandise inventories
Income tax receivable
Other current assets                                     $     3         $   581
Property, net
                                                         -------         -------
Assets of discontinued operations                        $     3         $   581
                                                         =======         =======

Accounts payable                                         $    38         $    88
Other liabilities                                            125             249
Liabilities subject to compromise                          9,743           9,847
Reserve for loss on disposal                                 310             916
                                                         -------         -------

Liabilities of discontinued operations                   $10,216         $11,100
                                                         =======         =======



      Based on management's estimates and the change in the disposition strategy of Margo's in 1995, the Corporation provided an additional reserve of $19,262 (including income tax expense of $1,992) for the discontinued operations of Margo's. The discontinued operations expense of $12,276 for fiscal 1995 includes the additional reserve for Margo's net of the reversal of reserves for Bee Gee of $6,986 as a result of management's decision in fiscal 1996, previously discussed. The amounts shown above do not include amounts owed to or due from the parent. Margo's operating losses of $451, $16,419 and $1,517 were charged against the reserve for discontinued operations for fiscal years 1996, 1995 and 1994, respectively. Margo's net sales in the period of disposal were $34,227 in 1995 and $26,551 in 1994. Margo's loss for 1994 prior to adopting a formal plan of disposal was $1,457, net of tax benefit of $529.

O.    REORGANIZATION ITEMS

      Reorganization costs consist of the following:

                                                                 YEAR ENDED
                                                          ------------------------

                                                          FEBRUARY 1,   FEBRUARY 3,
                                                             1997           1996
Professional fees                                          $ 8,612       $ 3,586
Equipment lease settlements                                  7,458             -
Restructuring                                                4,497         8,897
Financing costs                                              3,081         2,203
Market value adjustments of interest rate swaps                  -         5,025
                                                           -------       -------

          Total                                            $23,648       $19,711
                                                           =======       =======


      Subsequent to the Chapter 11 filings, the Corporation began restructuring its business and decided, among other things, to close two outlet stores and certain Bee Gee locations and discontinue certain vendors in fiscal 1995 and to close a furniture store in fiscal 1996. Property impairment, severance payments and certain store closing costs are included in restructuring costs. The Corporation negotiated various equipment lease settlements during the year. Equipment lease settlement costs primarily resulted from renegotiated leases where cash payments and unsecured claims were granted in exchange for ownership of the equipment and relief from other claims previously filed.

      In 1995, the market value adjustments of interest rate swaps represent the recognition of losses on interest rate swap s previously hedged against accounts receivable sold. Financing costs include the write-off of the unamortized balance of previously deferred financing costs and amortization of fees associated with the DIP Facility.

P.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

            CASH AND EQUIVALENTS - The carrying amount approximates fair value because of the short maturity of those instruments.

            ACCOUNTS RECEIVABLE AND DIP FACILITY - The net carrying amount approximates fair value because of the relatively short average maturity of the instruments.

            LONG-TERM DEBT - It is not practicable to estimate the fair value of the Corporation's long-term debt as the quoted market prices for the same or similar issues and the current rates offered to the Corporation for debt of the same remaining maturities are not available as a result of the Corporation's Chapter 11 status.

            INTEREST RATE SWAP AGREEMENTS - The fair value of interest rate swaps is based on the quoted market prices which the Corporation would pay to terminate the swap agreements at the reporting date.

            LIABILITIES SUBJECT TO COMPROMISE - Subsequent to the filing under Chapter 11, a market has developed for the trading of prepetition claims against the Corporation. However, as the market for claims against Corporations under Chapter 11 is not well developed, no reliable source of market prices is available.

      The estimated fair value of the Corporation's financial instruments, excluding liabilities subject to compromise and long-term debt are as follows:

                                                FEBRUARY 1, 1997               FEBRUARY 3, 1996
                                           -----------------------------------------------------------
                                           CARRYING           FAIR          CARRYING         FAIR
                                            AMOUNT           VALUE           AMOUNT          VALUE
Financial assets (liabilities):
  Cash and equivalents                     $   7,091       $   7,091       $  14,215       $  14,215
  Customer accounts receivable               147,814         147,814         144,376         144,376
  DIP Facility                               (57,773)        (57,773)        (50,000)        (50,000)
Financial instruments - interest rate
   swaps                                      (1,415)         (1,415)         (3,100)         (3,100)
Unrecognized financial instruments -
  interest rate swaps                           (579)           (844)           (925)         (1,440)



Q.    COMMITMENTS AND CONTINGENCIES

      LITIGATION - The Corporation is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. Management believes the outcome of any of the litigation matters that will have a material effect on the Corporation's results of operations, cash flows or financial position have been appropriately accrued.

      As discussed in Note A, on October 17, 1995, the Corporation and its subsidiaries filed voluntary petitions in the Bankruptcy Court under Chapter 11 of the Bankruptcy Code. All material civil litigation commenced against the Corporation and those referenced subsidiaries prior to that date has been stayed under the Bankruptcy Code.

      OTHER CLAIMS - The Elder-Beerman Stores Corp. Profit-Sharing and Stock Ownership Plan Committee has made claims relevant to fiscal 1996 and fiscal 1995 corporate contributions and payment of certain expenses. The Corporation believes that such contributions are discretionary and the expenses are not liabilities of the Corporation.

      LETTERS OF CREDIT - At February 1, 1997, the Corporation had outstanding commercial and standby letters of credit totaling $11,717 under the DIP facility and with other banks, relating to trade financing and insurance activities.

      INSURANCE - The Corporation is self-insured for employee medical and workers' compensation subject to limitation for which insurance has been purchased. Management believes that those claims reported and not paid and claims incurred, but not yet reported, are appropriately accrued.

                                   * * * * * *

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